SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Three Months Ended September 30, 2007
Commission File Number 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Translation of registrant’s name into English)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

QUARTERLY REPORT
Three Months Ended September 30, 2007
Currency of Presentation and Certain Defined Terms
          In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or“rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). Convenience translation into U.S. dollars with respect to the unaudited interim condensed consolidated financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares, to the “FASB” are to the Financial Accounting Standards Board, to “SFAS” are to the Statements of Financial Accounting Standards, to “SAB” are to Staff Accounting Bulletin and to the “EITF” are to the Emerging Issues Task Force.
     References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries.
          Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on September 28, 2007 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.39.75 per U.S.$1.00. September 28, 2007 was the last day of the quarter ended September 30, 2007 for which the noon buying rate is available. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
     Information contained in our website, www.drreddys.com, is not part of this quarterly report and no portion of such information is incorporated herein.
Forward-Looking and Cautionary Statement
          IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED AND/OR FURNISHED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of March 31,		As of September 30,		As of September 30,
	2007		2007		2007
					Convenience
					translation into U.S.$
ASSETS
Current assets:
Cash and cash equivalents	Rs.	17,981,447	Rs.	8,445,185	U.S.$	212,457
Investment securities		15,325		1,714,101		43,122
Restricted cash		606,159		19,972		502
Accounts receivable, net of allowances		7,518,878		8,390,127		211,072
Inventories		7,545,580		9,620,273		242,019
Deferred income taxes and deferred charges		557,792		477,449		12,011
Due from related parties		145,086		172,812		4,347
Other current assets		3,096,129		4,347,531		109,372

Total current assets		37,466,396		33,187,450		834,902

Property, plant and equipment, net		12,427,798		13,658,090		343,600
Due from related parties		4,856		25,039		630
Investment securities		1,089,950		483,199		12,156
Goodwill		15,540,688		15,425,214		388,056
Intangible assets, net		18,888,413		17,720,106		445,789
Other assets		501,002		500,050		12,580

Total assets	Rs.	85,919,103	Rs.	80,999,147	U.S.$	2,037,713

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Borrowings from banks	Rs.	3,212,676	Rs.	1,841,589	U.S.$	46,329
Current portion of long-term debt		3,670,266		2,198,998		55,321
Trade accounts payable		4,754,978		5,955,789		149,831
Due to related parties		871		58,032		1,460
Accrued expenses		3,958,539		2,945,102		74,091
Other current liabilities		2,936,103		4,025,675		101,274

Total current liabilities		18,533,433		17,025,185		428,306

Long-term debt, excluding current portion		17,870,983		12,309,934		309,684
Deferred income taxes		7,556,228		5,877,791		147,869
Other liabilities		369,759		421,099		10,593

Total liabilities	Rs.	44,330,402	Rs.	35,634,010	U.S.$	896,452

Minority interest		10,473		6,353		160
Stockholders’ equity:
Equity shares at Rs.5 par value: 200,000,000 shares authorized; issued and outstanding: 167,912,180 shares and 168,097,442 shares as of March 31, 2007 and September 30, 2007, respectively	Rs.	839,561	Rs.	840,488	U.S.$	21,144
Additional paid-in capital		19,908,837		20,002,082		503,197
Equity options outstanding		564,937		588,379		14,802
Retained earnings		20,091,135		23,850,559		600,014
Equity shares held by a controlled trust: 82,800 shares		(4,882)		(4,882)		(122)
Accumulated other comprehensive income		178,640		82,158		2,067

Total stockholders’ equity		41,578,228		45,358,784		1,141,101

Total liabilities and stockholders’ equity	Rs.	85,919,103	Rs.	80,999,147	U.S.$	2,037,713

See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three months ended						Six months ended
	September 30						September 30,
	2006		2007		2006		2007		2007
									Convenience
									translation into
									U.S.$
Revenues:
Product sales, net of allowances for sales returns (includes excise duties of Rs.645,493, Rs.170,208, Rs.1,293,952 and Rs.326,269 for the three months ended September 30, 2006 and 2007 and six months ended September 30, 2006 and 2007, respectively)	Rs.	19,849,781	Rs.	12,304,529	Rs.	33,767,973	Rs.	24,225,431	U.S.$	609,445
License fees		204		234		23,220		425		11
Service income		188,560		146,450		296,758		208,414		5,243

		20,038,545		12,451,213		34,087,951		24,434,270		614,699
Cost of revenues		11,750,272		6,169,701		19,710,729		12,083,881		303,997

Gross profit		8,288,273		6,281,512		14,377,222		12,350,389		310,702
Operating expenses, net:
Selling, general and administrative expenses		3,667,484		4,009,927		7,013,605		7,141,035		179,649
Research and development expenses, net		401,548		809,569		934,422		1,615,846		40,650
Amortization expenses		402,386		409,811		790,195		760,519		19,133
Foreign exchange (gain)/loss, net		(54,751)		(255,262)		19,723		(540,298)		(13,592)
Other operating (income)/expenses, net		(1,776)		331		(71,310)		1,138		29

Total operating expenses, net		4,414,891		4,974,376		8,686,635		8,978,241		225,868

Operating income		3,873,382		1,307,136		5,690,587		3,372,149		84,834
Equity in (loss)/Gain of affiliates		(21,385)		3,425		(36,730)		(603)		(15)
Other (expense)/income, net		(321,227)		111,500		(517,885)		54,033		1,359

Income before income taxes and minority interest		3,530,770		1,422,061		5,135,972		3,425,579		86,178
Income taxes (expense)/benefit		(737,091)		1,248,483		(944,631)		1,067,011		26,843
Minority interest		4,004		1,097		3,954		4,120		104

Net income	Rs.	2,797,683	Rs.	2,671,641	Rs.	4,195,295	Rs.	4,496,710	U.S.$	113,125

Earnings per equity share
Basic	Rs.	18.23	Rs.	15.89	Rs.	27.34	Rs.	26.76	U.S.$	0.67
Diluted	Rs.	18.15	Rs.	15.84	Rs.	27.23	Rs.	26.66	U.S.$	0.67
Weighted average number of equity shares used in computing earnings per equity share
Basic		153,478,168		168,092,786		153,445,821		168,010,500		168,010,500
Diluted		154,147,090		168,643,124		154,085,480		168,685,382		168,685,382
See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

	Equity Shares
								Accumulated
				Additional				Other
	No. of			Paid In		Comprehensive		Comprehensive		No. of
	shares	Amount		Capital		Income		Income		shares

Balance as of April 1, 2006	153,389,140	Rs.	383,473	Rs.	10,261,783			Rs.	(33,563)	82,800
Stock dividend	—		383,789		(383,789)				—	—
Issuance of equity shares on exercise of options	126,464		316		52,838		—		—	—
Stock based compensation	—		—		—		—		—	—
Dividends paid	—		—		—		—		—	—
Comprehensive income	—		—		—				—	—
Net income	—		—		—	Rs.	4,195,295		—	—
Translation adjustment	—		—		—		369,377		369,377	—
Unrealized gain on investments, net of tax expense of Rs.6,506	—		—		—		25,240		25,240	—
Cumulative impact of adoption of SFAS 123R	—		—		—		—		—	—
Comprehensive income	—		—		—	Rs.	4,589,912		—	—

Balance as of September 30, 2006	153,515,604	Rs.	767,578	Rs.	9,930,832			Rs.	361,054	82,800

Convenience translation into U.S.$		U.S.$	16,705	U.S.$	216,123			U.S.$	7,858

Balance as of April 1, 2007	167,912,180	Rs.	839,561	Rs.	19,908,837			Rs.	178,640	82,800
Issuance of equity shares on exercise of options	185,262		926		93,245
Stock based compensation	—		—		—				—	—
Dividend paid	—		—		—				—	—
Comprehensive income	—		—		—				—	—
Net income	—		—		—	Rs.	4,496,710		—	—
Translation adjustment	—		—		—		(174,628)		(174,628)	—
Unrealized gain on investments, net of tax expense of Rs. 18,087	—		—		—		73,754		73,754	—
Employee benefit transactions, net of tax expense of Rs.1,206							4,392		4,392	—

Comprehensive income	—		—		—	Rs.	4,400,229		—	—

Balance as of September 30, 2007	168,097,442	Rs.	840,488	Rs.	20,002,082			Rs.	82,158	82,800

Convenience translation into U.S.$		U.S.$	21,144	U.S.$	503,197			U.S.$	2,067

See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share and per share data)
[Continued from above table, first column(s) repeated]

	Equity Shares held by a Controlled Trust
				Equity -				Total
	No. of			Options		Retained		Stockholders’
	shares	Amount		Outstanding		Earnings		Equity

Balance as of April 1, 2006	82,800	Rs.	(4,882)	Rs.	463,128	Rs.	11,201,794	Rs.	22,271,733
Stock dividend	—		—		—		—		—
Issuance of equity shares on exercise of options	—		—		(40,170)		—		12,984
Stock based compensation	—				84,058		—		84,058
Dividends paid	—		—		—		(437,497)		(437,497)
Comprehensive income	—		—		—		—		—
Net income	—		—		—		4,195,295		4,195,295
Translation adjustment	—		—		—		—		369,377
Unrealized gain on investments, net of tax expense of Rs.6,506	—		—		—		—		25,240
Cumulative impact of adoption of SFAS 123R	—		—		(14,806)		—		(14,806)
Comprehensive income	—		—		—		—		—

Balance as of September 30 , 2006	82,800	Rs.	(4,882)	Rs.	492,210	Rs.	14,959,592	Rs.	26,506,384

Convenience translation into U.S.$		U.S.$	(106)	U.S.$	10,712	U.S.$	325,562	U.S.$	576,853

Balance as of April 1, 2007	82,800	Rs.	(4,882)	Rs.	564,937	Rs.	20,091,135	Rs.	41,578,228
Issuance of equity shares on exercise of options					(84,222)		—		9,950
Stock based compensation	—				107,664		—		107,664
Dividend paid							(737,287)		(737,287)
Comprehensive income	—				—		—
Net income	—		—		—		4,496,710		4,496,710
Translation adjustment	—		—		—		—		(174,628)
Unrealized gain on investments, net of tax expense of Rs. 18,087	—		—		—		—		73,754
Employee benefit transactions, net of tax expense of Rs. 1,206	—		—		—		—		4,392
Comprehensive income	—		—		—		—		—

Balance as of September 30, 2007	82,800	Rs.	(4,882)	Rs.	588,379	Rs.	23,850,559	Rs.	45,358,784

Convenience translation into U.S.$		U.S.$	(122)	U.S.$	14,802	U.S.$	600,014	U.S.$	1,141,101

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share and per share data)

	Six months ended September 30,
	2006		2007		2007
					Convenience
					translation into
					U.S.$
Cash flows from operating activities:
Net income	Rs.	4,195,295	Rs.	4,496,710	U.S.$	113,125

Adjustments to reconcile net income to net cash from operating activities:
Deferred tax expense/(benefit)		(499,955)		(1,268,902)		(31,922)
Gain on sale of available for sale securities, net		(1)		(16,186)		(407)
Depreciation and amortization		1,491,210		1,563,822		39,341
Loss/(profit) on sale of property, plant and equipment		(64,298)		1,138		29
Equity in loss of affiliates		36,730		603		15
Unrealized exchange loss / (gain)		275,237		(46,855)		(1,179)
Stock based compensation		69,252		107,664		2,709
Minority interest		(3,954)		(4,120)		(104)
Changes in operating assets and liabilities:
Accounts receivable		(4,827,422)		(1,085,796)		(27,316)
Inventories		(2,893,046)		(2,320,666)		(58,382)
Other assets		(678,670)		(1,959,401)		(49,293)
Due to/from related parties, net		(257,470)		9,252		233
Trade accounts payable		5,666,073		1,852,090		46,593
Accrued expenses		(87,364)		(957,728)		(24,094)
Other liabilities		359,122		1,873,101		47,122

Net cash provided by operating activities		2,780,740		2,244,724		56,471

Cash flows from investing activities:
Restricted cash		1,575,528		586,187		14,747
Expenditure on property, plant and equipment		(1,907,149)		(2,261,327)		(56,889)

Proceeds from sale of property, plant and equipment		73,555		13,680		345
Purchase of investment securities, net of proceeds from sale		(105,827)		(987,501)		(24,843)
Expenditure on intangible assets/payment of contingent consideration		(230,421)		(250,439)		(6,300)

Net cash provided used in investing activities		(594,314)		(2,899,399)		(72,941)

Cash flows from financing activities:
Proceeds from issuance of equity shares on exercise of options		12,984		9,950		250
Proceeds from/(repayments of) bank borrowings, net		(366,000)		(1,306,761)		(32,874)
Repayment of long-term debt		(4,488)		(6,021,692)		(151,489)
Dividends paid		(437,497)		(737,287)		(18,548)

Net cash used in financing activities		(795,001)		(8,055,790)		(202,661)

Net increase/ (decrease) in cash and cash equivalents during the period		1,391,425		(8,710,465)		(219,131)

Effect of exchange rate changes on cash and cash equivalents		(228,531)		(825,796)		(20,775)

Cash and cash equivalents at the beginning of the period		3,712,637		17,981,447		452,363

Cash and cash equivalents at the end of the period	Rs.	4,875,531	Rs.	8,445,185	U.S.$	212,457

Supplemental disclosures:
Cash paid for:

Interest (net of interest capitalized)	Rs.	890,854	Rs.	532,260	U.S.$	13,390
Income taxes		359,837		617,137		15,208

Supplemental schedule of non-cash investing activities:
Property, plant and equipment purchased on credit during the period	Rs.	95,250	Rs.	204,196	U.S.$	5,137
See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
1. Basis of preparation of financial statements
          The accompanying unaudited interim condensed consolidated financial statements of Dr. Reddy’s Laboratories Limited (the “Company” or “DRL”), have been prepared by the management on substantially the same basis as the audited financial statements for the year ended March 31, 2007, and in the opinion of the management, include all adjustments of normal recurring nature necessary for a fair presentation of the financial information set forth herein. The preparation of unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
2. Interim information
     The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the year ended March 31, 2007. The results of the interim periods are not necessarily indicative of results to be expected for the full fiscal year.
3. Convenience translation
     The accompanying unaudited interim condensed consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the financial statements as of September 30, 2007 have been translated into U.S. dollars at the noon buying rate in New York City on September 28, 2007 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1 = Rs.39.75. September 28, 2007 was the last day of the quarter ended September 30, 2007 for which the noon buying rate is available. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.
4. Stock based compensation
     Prior to April 1, 2006, the Company accounted for its stock-based compensation plans under SFAS 123 “Accounting for Stock Based Compensation”. On April 1, 2006, the Company adopted SFAS No. 123R (revised 2004), “Share Based Payment” (“SFAS No. 123(R)”) under the modified-prospective application. Under the modified-prospective-application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after adoption.
     The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant. Generally, the fair value approach in SFAS No. 123(R) is similar to the fair value approach described in SFAS No. 123. The Company elected to continue to estimate the fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.
     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Three months ended September 30,		Six months ended September 30,
	2006	2007	2006	2007
Dividend yield	—	—	0.4%	0.75%
Expected life	—	—	12-78 months	12-48 months
Risk free interest rates	—	—	4.5 - 7.5%	7.8-8.2%
Volatility	—	—	23.4 - 50.7%	28.4 - 32.7%

No grants were made under the Company’s Stock options plan during the three month periods ended September 30, 2006 and 2007.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
4. Stock based compensation (continued)
     As of September 30, 2007, the Company had four stock-based employee compensation plans, which are described more fully in Note 10. The Company had two stock based employee compensation plans and its subsidiary, Aurigene Discovery Technologies Limited, had two stock based employee compensation plans.
     As of September 30, 2007, the Company had approximately Rs.376,256 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under its plans. This cost is expected to be recognized as stock-based compensation expense over a weighted-average period of 3.8 years.
     The total employee stock based compensation expense for the three months ended September 30, 2006 and 2007 were Rs.53,024 and Rs.63,590, respectively, and for the six months ended September 30, 2006 and 2007 were Rs.84,058 and Rs.107,664, respectively.
     A recent amendment to the Indian tax regulations requires the Company to pay a tax titled the Fringe Benefit Tax (“FBT”) on employee stock options. The FBT is computed based on the fair market value of the underlying share on the date of vesting of an option as reduced by the amount actually paid by the employee for the exercise of the options. The Company’s obligation to pay FBT arises only upon the exercise of the options and will be recorded at the time of the exercise. The FBT paid during the six months ended September 30, 2007 is not material.
5. Taxes on Income
     Effective April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprises financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”) and prescribes a recognition threshold of more likely than not to be sustained upon examination. The adoption of FIN 48 did not have any material impact on the retained earnings or provision for taxation as of April 1, 2007. Upon adoption, the unrecognized tax benefit for income taxes (including interest and penalties) associated with uncertain tax positions (i.e., unrecognized tax benefit) at April 1, 2007 was Rs.1,325,233, which if recognized, would favorably affect the Company’s effective tax rate.
     Although it is difficult to anticipate the final outcome or timing of resolution of any particular uncertain tax positions, the Company as of September 30, 2007 had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.
     It is the Company’s consistent policy to include any penalties and interest related to income taxes as part of income tax expense.
     A listing of open tax years is given below. Additionally, some uncertain tax positions relate to earlier years, which are currently under dispute with the tax authorities.

Jurisdiction	Open tax years
India	2004-05 to 2006-07
U.S.A.	2004,2005,2006,2007
Germany	2004,2005,2006,2007

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
6. Goodwill
     In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company tests goodwill for impairment at least annually.
     The following table presents the changes in goodwill during the year ended March 31, 2007 and for the six months ended September 30, 2007:

	Year ended		Six months ended
	March 31, 2007		September 30, 2007
Balance at the beginning of the period (1)	Rs.	16,816,452	Rs.	15,722,631
Acquired/adjusted during the period		(2,013,351)		206,896
Effect of translation adjustments		919,530		(322,370)

Balance at the end of the period(1)	Rs.	15,722,631	Rs.	15,607,157

     Goodwill acquired during the year ended March 31, 2007 and for six months ended September 30, 2007 represent the following:

	Year ended		Six months ended
	March 31, 2007		September 30, 2007
Cash paid / payable towards contingent consideration	Rs.	96,987	Rs.	206,896

Adjustment on account of completion of final allocation of purchase price in the acquisition of betapharm		(2,110,338)		—

	Rs.	(2,013,351)	Rs.	206,896

     The following table presents the allocation of goodwill among the Company’s segments:

	As of March 31,		As of September 30,
	2007		2007
Formulations(1)	Rs.	349,774	Rs.	349,774
Active pharmaceutical ingredients and intermediates		997,025		997,025
Generics		14,285,395		14,169,921
Drug discovery		90,437		90,437

	Rs.	15,722,631	Rs.	15,607,157

(1)	Includes goodwill arising on investment in affiliate of Rs.181,943.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
7. Intangible assets, net
     In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” intangible assets are amortized over the expected benefit period or the legal life, whichever is shorter.
     The following table presents acquired and amortized intangible assets as of September 30, 2007 and March 31, 2007:

	As of September 30, 2007
	Gross carrying		Accumulated		Net carrying
	amount		amortization		value

Trademarks	Rs.	2,584,066	Rs.	2,437,368	Rs.	146,698
Trademarks not subject to amortization		5,006,885		—		5,006,885
Product related intangibles		13,800,426		1,600,426		12,200,000
Beneficial toll manufacturing contract		649,923		307,571		342,351
Non-competition arrangements		128,106		120,876		7,230
Marketing rights		8,093		8,093		—
Customer related intangibles including customer contracts		170,624		155,118		15,506
Others		10,100		8,664		1,436

	Rs.	22,358,222	Rs.	4,638,116	Rs.	17,720,106

	As of March 31, 2007
	Gross carrying		Accumulated				Net carrying
	amount		amortization		Adjustments		value

Trademarks	Rs.	2,597,962	Rs.	2,359,221		—	Rs.	238,741
Trademarks not subject to amortization		5,943,440		—		815,967		5,127,473
Product related intangibles		14,920,953		1,180,701		740,736		12,999,516
Beneficial toll manufacturing contract		665,505		179,691		—		485,814
Core technology rights and licenses		132,753		—		132,753		—
Non-competition arrangements		131,214		120,030		—		11,184
Marketing rights		95,130		14,365		80,765		—
Customer related intangibles including customer contracts		177,375		153,435		—		23,940
Others		10,624		8,879		—		1,745

	Rs.	24,674,956	Rs.	4,016,322	Rs.	1,770,221	Rs.	18,888,413

     The aggregate amortization expense for the three months ended September 30, 2006 and 2007 were Rs.402,386 and Rs.409,811, respectively, and for the six months ended September 30, 2006 and 2007 were Rs.790,195 and Rs.760,519, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
7. Intangible assets, net (continued)
     Estimated amortization expense for the next five years and thereafter with respect to such assets is as follows:

For the six months period ending March 31, 2008	Rs.	720,292
For the year ending March 31,
2009		1,271,675
2010		988,446
2011		988,248
2012		961,118
Thereafter		7,783,442

Total	Rs.	12,713,221

     The intangible assets (net of amortization) as of September 30, 2007 have been allocated to the following segments:

					Custom
					Pharmaceutical
	Formulations		Generics		Services		Total
Trademarks	Rs.	143,189	Rs.	3,508		—	Rs.	146,698
Trademarks not subject to amortization		—		5,006,885		—		5,006,885
Product related intangibles		—		12,200,000		—		12,200,000
Beneficial toll manufacturing contract		—		342,351		—		342,351
Non-competition arrangements		—		—		7,230		7,230
Customer related intangibles including customer contracts		3,218 —		—		12,289		15,506
Others		—		1,436		—		1,436

	Rs.	146,407	Rs.	17,554,181	Rs.	19,518	Rs.	17,720,106

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
7. Intangible assets, net (continued)
     The intangible assets (net of amortization) as of March 31, 2007 have been allocated to the following segments:

					Custom
					Pharmaceutical
	Formulations		Generics		Services		Total
Trademarks	Rs.	233,108	Rs.	5,633		—	Rs.	238,741
Trademarks not subject to amortization		—		5,127,473		—		5,127,473
Product related intangibles		—		12,999,516		—		12,999,516
Benefical toll manufacturing contract		—		485,814		—		485,814
Non-competition arrangements		—		177		11,007		11,184
Customer related intangibles		—		584		23,356		23,940
Others		—		1,745		—		1,745

	Rs.	233,108	Rs.	18,620,942	Rs.	34,363	Rs.	18,888,413

Write-down of intangible assets acquired in Trigenesis acquisition
     In 2004, the Company, through the acquisition of Trigenesis Therapeutics Inc. (“Trigenesis”), acquired certain technology platforms and marketing rights for a total consideration of Rs.496,715 (U.S.$11,000) which was accounted for as a purchase of intangible assets. During the quarter ended March 31, 2007, the Company completed its detailed review of its business opportunities against each of the core technology rights, licenses and marketing rights it acquired in connection with the acquisition of Trigenesis. As a result of this review, the Company determined that further commercialization of the intangible assets may not be economically viable because of further regulatory and approval process requirements and unfeasible partnering prospects, and therefore discontinued its efforts to further develop these assets. Accordingly, the net carrying value of the intangible assets was written down to Rs.0, by recording an amount of Rs.213,518 as expense during the quarter ended March 31, 2007. The above write-down, which relates to the Company’s specialty business (included in “Generics”) has been included in the “Adjustments” column in the March 31, 2007 table above.
Change in estimated useful life of beneficial toll manufacturing contract intangible
     The Company’s German operations primarily sourced its products from Salutas GmbH (“Salutas”) under the then existing long-term contract. The contract gave betapharm a benefit by way of a larger commitment period to supply products at a favorable purchase price. Accordingly, at the time of betapharm’s purchase price allocation, this was identified as a beneficial toll manufacturing contract and recorded as an intangible asset. In January 2007, Salutas served a termination notice to betapharm cancelling its future commitment to supply products under the contract. betapharm renegotiated its terms and prices with Salutas, which resulted in a reduction in the overall committed supply period from 58 months to 24 months and increased procurement prices. Based on this amendment in January 2007, the Company revised its estimated useful life of the intangible and accordingly is amortizing the balance unamortized amount as on the date of such amendment over the revised remaining useful life.
Write-down of intangible assets acquired in betapharm acquisition
     During the year ended March 31, 2007, triggered by the above contract amendment with Salutas resulting in supply constraints in the short term period, increased procurement prices and certain market events including continuing decreases in market price and increased competitive intensity, the Company tested the carrying value of betapharm intangibles for impairment. The carrying value of these intangibles included certain product related intangibles and the ‘beta’ brand. The Company markets a broad and diversified portfolio comprised of formulations(primarily solid dose) in the German generic market under the ‘beta’ brand. The ‘beta’ brand was fair valued applying the relief from royalty method. As a result of this review, the Company recorded a write-down of intangible assets amounting to Rs.1,556,703 during the quarter ended March 31, 2007 and adjusted the carrying value of the ‘beta’ brand and certain product related intangibles as of March 31, 2007. The above write down relates to the Company’s generics segment and has been included in the “Adjustments” column in the March 31, 2007 table above.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
8. Property, plant and equipment, net
     Property, plant and equipment consist of the following:

	As of March 31,		As of September 30,
	2007		2007
Land	Rs.	875,662	Rs.	1,034,057
Buildings		3,063,872		3,471,554
Plant and machinery		9,974,476		10,892,691
Furniture, fixtures and equipment		936,504		960,109
Vehicles		383,024		416,896
Computer equipment		679,076		754,352
Capital work-in-progress		2,805,221		2,891,672

		18,717,835		20,421,330
Accumulated depreciation		(6,290,037)		(6,763,240)

	Rs.	12,427,798	Rs.	13,658,090

     Depreciation expenses for the three months ended September 30, 2006 and 2007 were Rs.358,829 and Rs.410,148, respectively, and for the six months ended September 30, 2006 and 2007 were Rs.701,015 and Rs.803,303, respectively.
9. Inventories
     Inventories consist of the following:

	As of March 31,		As of September 30,
	2007		2007
Raw materials	Rs.	2,147,896	Rs.	2,603,264
Packing material, stores and spares		560,629		734,677
Work-in-process		1,674,235		2,359,454
Finished goods		3,162,820		3,922,877

	Rs.	7,545,580	Rs.	9,620,273

     During the six months ended September 30, 2006 and 2007, the Company recorded an inventory write-down of Rs.146,498 and Rs.163,299, respectively, resulting from a decline in the market value of certain finished goods and write down of certain raw materials. These amounts are included in the cost of revenues.
     In the quarter ended June 30, 2007, betapharm and Salutas agreed to the firm purchase quantities under their long-term supply contract, which resulted in a loss on firm purchase commitment on certain products amounting to Rs.268,227, which is included in the cost of revenues.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
10. Employee stock incentive plans
     Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):
     The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and all employees and directors of its subsidiaries. Under the DRL 2002 Plan, the Compensation Committee of the Board (the “Compensation Committee”) administers the DRL 2002 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee determines the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant. The vesting period for options issued under the DRL 2002 Plan range between one and four years.
     The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
     Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.
     After the stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in two categories as follows:

	Number of Options	Number of Options
	granted Under	granted Under
Particulars	category A	category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be alloted exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102
     On April 5, 2007, certain employees surrendered their par value options under the DRL 2002 Plan and the Company issued par value options under the DRL 2007 Plan (discussed below) to such employees. This transaction was a modification of the stock options already granted under the DRL 2002 Plan. The incremental cost was immaterial.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
10. Employee stock incentive plans (continued)
     Stock option activity under the DRL 2002 Plan during the three months and six months ended September 30, 2006 was as follows:
Category A — Fair Market Value Options

	Three months ended September 30, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	224,500	Rs.	362.5-531.51	Rs.	434.88	62
Exercised during the period	(27,120)		441.5-531.51		469.63	—

Outstanding at the end of the period	197,380		362.5-531.51		430.10	60

Exercisable at the end of the period	106,630	Rs.	362.5-531.51	Rs.	452.23	43

Category B — Par Value Options

	Three months ended September 30, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	1,126,530	Rs.	5	Rs.	5	82
Forfeited during the period	(31,354)		5		5	—
Exercised during the period	(83,978)		5		5	—

Outstanding at the end of the period	1,011,198		5		5	81

Exercisable at the end of the period	44,820	Rs.	5	Rs.	5	55

Category A — Fair Market Value Options

	Six months ended September 30, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	234,500	Rs.	362.5-531.51	Rs.	439.43	64
Expired / forfeited during the period	(10,000)		442.5-574.5		541.5	—
Exercised during the period	(27,120)		441.5-531.51		469.63	—

Outstanding at the end of the period	197,380		362.5-531.51		430.10	60

Exercisable at the end of the period	106,630	Rs.	362.5-531.51	Rs.	452.23	43

Category B — Par Value Options

	Six months ended September 30, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	729,968	Rs.	5	Rs.	5	81
Granted during the period	416,260		5		5	90
Forfeited during the period	(35,686)		5		5	—
Exercised during the period	(99,344)		5		5	—

Outstanding at the end of the period	1,011,198		5		5	81

Exercisable at the end of the period	44,820	Rs.	5	Rs.	5	55

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
10. Employee stock incentive plans (continued)
     The per option weighted average grant date fair value for options granted under the DRL 2002 Plan at par value during the six months ended September 30, 2006 was Rs.574.02. No options at fair market value were granted during the three months and six months ended September 30, 2006.
     Stock option activity under the DRL 2002 Plan during the three months and six months ended September 30, 2007 was as follows:
Category A — Fair Market Value Options

	Three months ended September 30, 2007
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	179,580	Rs.	362.5-531.51	Rs.	426.9	52
Expired / forfeited during the period	(200)		442.5		442.5	—
Exercised during the period	(9,400)		442.5-531.51		495.5	—

Outstanding at the end of the period	169,980		362.5-531.51		423.1	49

Exercisable at the end of the period	128,780	Rs.	362.5-531.51	Rs.	434.87	39

Category B — Par Value Options

	Three months ended September 30, 2007
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	973,460	Rs.	5	Rs.	5	69
Forfeited during the period	(41,328)		5		5	—
Exercised during the period	(38,190)		5		5	—

Outstanding at the end of the period	901,542		5		5	67

Exercisable at the end of the period	77,412	Rs.	5	Rs.	5	53

Category A — Fair Market Value Options

	Six months ended September 30, 2007
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	191,580	Rs.	362.5-531.51	Rs.	427.9	54
Expired / forfeited during the period	(2,100)		442.5		442.5	—
Exercised during the period	(19,500)		441.5-531.51		467.7	—

Outstanding at the end of the period	169,980		362.5-531.51		423.1	49

Exercisable at the end of the period	128,780	Rs.	362.5-531.51	Rs.	434.87	39

Category B — Par Value Options

	Six months ended September 30, 2007
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	889,252	Rs.	5	Rs.	5	77
Granted during the period	386,060		5		5	90
Forfeited during the period	(73,390)		5		5	—
Surrendered by employees during the period	(138,418)		5		5	—
Exercised during the period	(165,762)		5		5	—

Outstanding at the end of the period	901,542		5		5	67

Exercisable at the end of the period	77,412	Rs.	5	Rs.	5	53

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
10. Employee stock incentive plans (continued)
     No options at fair market value were granted under the DRL 2002 Plan during the three months ended September 30, 2007. The per option weighted average grant date fair value of options granted under the DRL 2002 Plan at par value during the six months ended September 30, 2007 was Rs.549.33.
     The aggregate intrinsic value of options exercised under the DRL 2002 Plan for the six months ended September 2006 and 2007 was Rs.65 million and Rs.112 million, respectively. As of September 30, 2007, options outstanding and exercisable under the DRL 2002 Plan had an aggregate intrinsic value of Rs.620 million and Rs.78 million, respectively.
Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):
     The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all eligible employees of the Company and all eligible employees and directors of its subsidiaries. Under the DRL 2007 Plan, the Compensation Committee of the Board (the “Compensation Committee”) administers the DRL 2007 Plan and grants stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee determines the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.
     The DRL 2007 Plan provides for stock option grants in two categories:
Category A: 382,695 stock options out of the total of 1,530,779 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,148,084 stock options out of the total of 1,530,779 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
     The vesting period for options issued under the DRL 2007 Plan range between one and four years. Stock option activity under the DRL 2007 Plan during the three months and six months ended September 30, 2007 was as follows:
Category B — Par Value Options

	Three months ended September 30, 2007
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	206,818	Rs.	5	Rs.	5	81
Forfeited during the period	(920)		5		5	—

Outstanding at the end of the period	205,898	Rs.	5	Rs.	5	78

Exercisable at the end of the period	—		—		—	—

Category B — Par Value Options

	Six months ended September 30, 2007
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Granted during the period	206,818	Rs.	5	Rs.	5	81
Forfeited during the period	(920)		5		5	—
Outstanding at the end of the period	205,898	Rs.	5	Rs.	5	78

Exercisable at the end of the period	—		—		—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
10. Employee stock incentive plans (continued)
     The per option weighted average grant date fair value for options granted under the DRL 2007 Plan at par value during the six months ended September 30, 2007 was Rs.550.51.
     No options were exercised under the DRL 2007 Plan during the six months ended September 30, 2007. As of September 30, 2007, options outstanding under the DRL 2007 Plan had an aggregate intrinsic value of Rs.133 million.
     No options were granted at fair market value under this plan during the three months and six months ended September 30, 2007.
Aurigene Discovery Technologies Ltd. Employee Stock Option Plan (the "Aurigene ESOP Plan”):
     In fiscal 2004, Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its equity shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest at the end of three years from the date of grant of option.
     Stock option activity under the Aurigene ESOP Plan during the three months and six months ended September 30, 2006 was as follows:

	Three months ended September 30, 2006
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	597,083	Rs.	10	Rs.	10	69
Forfeited during the period	(28,826)		10		10	—

Outstanding at the end of the period	568,257		10		10	62

Exercisable at the end of the period	7,470	Rs.	10	Rs.	10	35

	Six months ended September 30, 2006
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	528,907	Rs.	10	Rs.	10	67
Granted during the period	135,000		10		10	73
Forfeited during the period	(95,650)		10		10	—

Outstanding at the end of the period	568,257		10		10	62

Exercisable at the end of the period	7,470	Rs.	10	Rs.	10	32
     The per option weighted average grant date fair value for options granted under the Aurigene ESOP Plan during the six months ended September 30, 2006 was Rs.2.50. No options were granted during the three months ended September 30, 2006 under the Aurigene ESOP Plan.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
10. Employee stock incentive plans (continued)
     Stock option activity under the Aurigene ESOP Plan during the three months and six months ended September 30, 2007 was as follows:

	Three months ended September 30, 2007
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	1,159,494	Rs.	10	Rs.	10	62
Forfeited during the period	(19,716)		10		10	—
Outstanding at the end of the period	1,139,778		10		10	56
Exercisable at the end of the period	59,743	Rs.	10	Rs.	10	29

	Six months ended September 30, 2007
						Weighted- average
				Weighted-		remaining
	Shares arising out	Range of		average		contractual life
	of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	1,183,583	Rs.	10	Rs.	10	62
Forfeited during the period	(43,805)		10		10	—

Outstanding at the end of the period	1,139,778		10		10	56

Exercisable at the end of the period	59,743	Rs.	10	Rs.	10	29
     No options were granted during the three months and six months ended September 30, 2007 under the Aurigene ESOP Plan.
Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the "Management Plan”):
     In fiscal 2004, Aurigene adopted the Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene reserved 2,950,000 equity shares for issuance under this plan. Under the Management Plan, stock options were granted at a price per share as determined by the compensation committee. The options vest on the date of grant of the options.
     No options were granted during the three months and six months ended September 30, 2006 and 2007 under the Management Plan. As of September 30, 2007, there were no outstanding stock options under the Management Plan.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
11. Employee benefit plans
     Gratuity benefits: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The payment amount is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of government-owned corporations.
     The components of net periodic benefit cost for the three months and six months ended September 30, 2006 and 2007 is as follows:

	Three months ended				Six months ended
	September 30,				September 30,
	2006		2007		2006		2007
Service cost	Rs.	6,774	Rs.	7,471	Rs.	13,548	Rs.	14,942
Interest cost		3972		5,155		7,945		10,310
Expected return on plan assets		(4,048)		(4,223)		(8,096)		(8,446)
Recognized net actuarial (gain)/loss		1,182		1,396		2,363		2,791

Net amount recognized	Rs.	7,880	Rs.	9,799	Rs.	15,760	Rs.	19,597

     Pension plan: All of the employees of Industrias Quimicas Falcon de Mexico (“Falcon”) are entitled to a pension plan in the form of a Defined Benefit Plan. The pension plan provides a payment to vested employees at retirement or termination of their employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities with regard to the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension fund. This fund is administered by a third party, who is provided guidance by a technical committee formed by senior employees of the Company.
     The components of net periodic benefit cost for three and six months ended September 30, 2006 and 2007 is as follows:

	Three months ended				Six months ended
	September 30,				September 30,
	2006		2007		2006		2007
Service cost	Rs.	4,381	Rs.	3,831	Rs.	8,586	Rs.	7,744
Interest cost		3,738		3,126		7,327		6,321
Expected return on plan assets		(3946)		(3,885)		(7,733)		(7,854)
Amortization of net transition obligation		1,115		946		2,185		1,912
Recognised net actuarial (gain)/loss		(40)		—		(79)
Cost price inflation index adjustment		197		141		386		284

Net amount recognized	Rs.	5,445	Rs.	4,159	Rs.	10,672	Rs.	8,407

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
12. Commitments and Contingencies
     Capital Commitments: As of March 31, 2007 and September 30, 2007, the Company had committed to spend approximately Rs.1,186,049 and Rs.615,211, respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.
     Guarantees: In accordance with the provisions of FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, the Company recognizes the fair value of guarantee and indemnification arrangements issued or modified by the Company, if these arrangements are within the scope of that Interpretation. In addition, the Company continues to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses are estimable.
     Our equity investee, Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“KRRP”), secured a credit facility of Rs.32,000 from Citibank, N.A. (“Citibank”). During the fiscal year ended March 31, 2006, the Company issued a corporate guarantee amounting to Rs.45,000 in favor of Citibank to enhance the credit standing of KRRP. The guarantee is required to be renewed every year and the Company’s liability may arise in case of non-payment by KRRP under its credit facility agreement with Citibank. As of September 30, 2007, the fair value of such liability is not material.
     Litigations/Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India notified Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the notification on the grounds that the applicable rules of the DPCO were not complied with while fixing the ceiling price. The High Court had earlier granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India by filing a Special Leave Petition. The appeal is currently pending with the Supreme Court.
     During the fiscal year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price the Company charged for Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to Rs.284,984 including interest thereon. The Company filed a writ petition in the High Court challenging the Government of India’s demand order. The High Court has admitted the writ petition and granted an interim order, however it ordered the Company to deposit 50% of the principal amount claimed by the Government of India, which amounts to Rs.77,149. The Company deposited this amount with the Government of India on November 14, 2005 while it awaits the outcome of its appeal with the Supreme Court. On February 4, 2008, the Andhra Pradesh High Court directed the Company to deposit a further amount of Rs. 30,000. The amount was deposited by the Company on March 28, 2008. The Company has provided fully against the potential liability in respect of the principal amount demanded (included under other current liabilities) and believes that the possibility of any liability that may arise on account of interest and penalty is remote. In the event that the Company is unsuccessful in the litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India and penalties or interest if any, the amounts of which are not readily ascertainable.
     During the fiscal year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice on one of the Company’s vendors with regard to the assessable value of its products supplied to the Company. The Company has been named as a co-defendant in the notice. The Authorities demanded payment of Rs.175,718 from the vendor, including a penalty of Rs.90,359. The Authorities, through the same notice, issued a penalty claim of Rs.70,000 against the Company. During the fiscal year ended March 31, 2005, the Authorities issued an additional notice on the vendor demanding Rs.225,999 from the vendor, including a penalty of Rs.51,152. The Authorities, through the same notice, issued a penalty claim of Rs.6,500 against the Company. Further, during the fiscal year ended March 31, 2006, the Authorities issued an additional notice on the vendor demanding payment of Rs.33,549. The Company has filed appeals against these notices. On August 31, 2006 and September 30, 2006 the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on the matter. On October 31, 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demands. On July 20, 2007, the Authorities appealed against this order in the Supreme Court. The Company believes that the ultimate outcome will not have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
12. Commitments and Contingencies (continued)
     In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is currently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredients (“API”) patents that are the subject matter of litigation concerning the Company’s tablets. The Company has obtained summary judgment as to each of the formulation patents. In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva Pharmaceuticals Industries Limited (“Teva”) launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation and Teva has obtained summary judgment as to each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during that hearing are likely to be substantially similar to those which will be presented with respect to Company’s tablet products. A trial has not been scheduled. If Aventis is ultimately successful on its allegation of patent infringement, the Company could be required to pay damages related to the sales of its fexofenadine hydrochloride tablets and be prohibited from selling those products in the future.
     In March 2000, Dr. Reddy’s Laboratories Inc. (“DRLI”), a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder (Pharma, LLC) for a cash consideration of Rs.1,072, which was accounted for by the purchase method. The terms of the Stock Redemption Agreement dated March 2000 and Amendment to Stock Redemption Agreement dated March 2002 also provided for contingent consideration not exceeding U.S.$14,000 over the ten years following such purchase based on achievement of sales of certain covered products. Such payments are to be recorded as goodwill in the period in which the contingency is resolved in accordance with the consensus reached by the Emerging Issues Task Force on Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. Accordingly, as of March 31, 2007, Rs.452,725 (U.S.$10,415) was paid towards such contingent consideration and recorded as goodwill on achievement of such specified milestones.
     In August 2006, the Company received a letter from Pharma, LLC alleging that sales of certain products were excluded by the Company from its calculation of gross revenue in computing the amount payable to Pharma, LLC. The Company, in its response, stated that the stated products, being the authorized generic products of the partnering innovator company, are not DRLI products and therefore fall within the definition of “excluded products”. Accordingly, the Company rejected Pharma LLC’s claim for its share of consideration from sale of these products. Subsequently, in October, 2006, Pharma LLC instituted an Arbitration Proceeding under the Redemption Agreement. This arbitration was settled during the three month period ended September 30, 2007 by executing a settlement arrangement through which all remaining payments in the amount of U.S.$4,492 has been agreed to be paid in various installments beginning October 1, 2007 and ending on January 1, 2009. Pursuant to such settlement, the Company has recorded the amount payable to Pharma LLC of Rs.178,984 (U.S.$4,492), representing the balance of the contingent consideration, as goodwill in the financial statements for the three month period ending September 30, 2007.
     In April 2007, the Company terminated all of its over-the-counter (“OTC”) agreements with Leiner Health Products, LLC (“Leiner”). This action was taken by the Company after receiving notice that, on March 16, 2007, Leiner had been served with a list of Inspection Observations on a Form 483 from the United States Food and Drug Administration (“U.S. FDA”) and, in response thereto, in March 2007, suspended all of its packaging, production and distribution of OTC products manufactured, packaged or tested at Leiner’s facilities in the United States. Under the terminated agreements, the Company had provided Leiner with supplies of API to produce OTC products including supplies of finished dose tablets, and access to certain OTC products under development. Subsequently, in March 2008, Leiner filed for bankruptcy. The Company does not believe that this termination and Leiner’s filing for bankruptcy will have any material impact on its financial position, results of operations or cashflows in any given accounting period.
     In March 2007, the patent for Fosamax (Merck & Co.’s brand name for alendronate sodium, which the Company and several other companies sell in generics versions) in Germany was reinstated in favor of Merck & Co. betapharm has filed protective writs to prevent a preliminary injunction without hearing. As of September 30, 2007, no injunction had been granted to Merck & Co. Based on a legal evaluation, betapharm continues selling its generic version of the product and believes that European patent reinstatement does not affect its ability to continue such sales. The Company does not believe that the patent reinstatement will have any material impact on its financial position, results of operations or cash flows in any given accounting period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
12. Commitments and Contingencies (continued)
     The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries.
     In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.30 per acre for dry land and Rs.1.70 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs.2,013. The matter is still pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favor.
     The Company is aware of litigation with respect to one of its suppliers for oxycodone, which the Company and several other companies sell in Germany. The innovator company has claimed an infringement of formulation patents and has sued the Company’s supplier. In April, 2007 the German trial court rejected an application for an interim order by the innovator company against the Company’s supplier. As of September 30, 2007, the Company, based on a legal evaluation, continues to sell the product and believes that the patent infringement case does not affect its ability to sell. The Company does not believe that this will have any material impact on its financial position, results of operations or cash flows in any given accounting period
     On April 10, 2008, the Company received a Civil Investigative Demand (“CID”) from the United States Federal Trade Commission (“FTC”). A CID is a request for information in the course of a civil investigation and does not constitute the commencement of legal proceedings. The Company has been informed that the focus of the civil antitrust investigation relates to the settlement arrangement entered into between the Company and UCB, S.A. resolving patent litigation concerning levetiracetam. The Company believes that the terms of its settlement arrangement are consistent with all applicable antitrust laws. The Company is cooperating fully with the FTC regarding this investigation. The Company believes that the ultimate outcome of the investigations is not likely to have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.
     Additionally, the Company and its affiliates are involved in other dipsutes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters, that arise from time to time in the ordinary course of business. However, the Company believes that there are no such matters pending that are expected to have a material impact in relation to its financial position, results of operations or cash flows in any given accounting period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
13. Earning per share
     A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Three months ended		Six months ended
	September 30,		September 30,
	2006	2007	2006	2007

Basic earnings per equity share – weighted average number of equity shares outstanding	153,478,168	168,092,786	153,445,821	168,010,500
Effect of dilutive equivalent shares-stock options outstanding	668,922	550,338	639,659	674,883

Diluted earnings per equity share – weighted average number of equity shares outstanding	154,147,090	168,643,124	154,085,480	168,685,382

14. Tax reforms in Germany
     During the three months ended September 30, 2007, pursuant to changes in German tax laws, the enacted tax rate decreased by almost 10%. This resulted in a reduction in the net deferred tax liability balance of betapharm by Rs.1,408 million, which was reversed as a deferred tax benefit in the Company’s statement of operations during the three months and six months periods ended September 30, 2007.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Segment reporting and related information
a) Segment information
     The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:
•	Formulations – Revenues by therapeutic product category; Gross profit;

•	Active pharmaceutical ingredients and intermediates – Gross profit, revenues by geography and by key products;

•	Generics – Gross profit;

•	Drug discovery – Revenues and expenses; and

•	Custom pharmaceutical services – Gross profit.
     The CODM of the Company does not review the total assets for each reportable segment. The property and equipment used in the Company’s business, depreciation and amortization expenses, are not fully identifiable with/allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.
     Formulations
     Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. Effective April 1, 2007, the Company’s critical care and biotechnology segement was merged into its formulations segment. Accordingly, disclosures relating to the previous period have been reclassified/regrouped to conform to the current period presentation. An analysis of revenues by therapeutic category of the formulations segment is given below:

	Three months				Six months
	ended September 30,				ended September 30,
	2006		2007		2006		2007
Gastrointestinal	Rs.	757,417	Rs.	921,055	Rs.	1,541,317	Rs.	1,856,593
Pain control		753,382		684,220		1,331,589		1,366,382
Cardiovascular		479,752		440,882		988,270		1,028,800
Anti-infectives		380,959		343,678		756,375		668,145
Dermatology		167,257		156,490		294,104		279,833
Others		1,082,154		1,017,575		2,000,662		1,903,481

Revenues from external customers	Rs.	3,620,921	Rs.	3,563,900	Rs.	6,912,317	Rs.	7,103,234
Intersegment revenues[1]		5,385		21,905		13,770		21,905
Adjustments[2]		(343,663)		229,670		(108,609)		741,531

Total revenues	Rs.	3,282,643	Rs.	3,815,475	Rs.	6,817,478	Rs.	7,866,670

Cost of revenues	Rs.	1,047,622	Rs.	612,971	Rs.	1,956,933	Rs.	1,924,238
Intersegment cost of revenues[3]		94,854		153,525		187,585		278,721
Adjustments[2]		(99,030)		266,434		(36,351)		(24,888)

	Rs.	1,043,446	Rs.	1,032,930	Rs.	2,108,167	Rs.	2,178,071

Gross profit		2,483,830		2,819,309		4,781,569		4,922,180

Adjustments[2]		(244,633)		(36,764)		(72,258)		766,419

	Rs.	2,239,197	Rs.	2,782,545	Rs.	4,709,311	Rs.	5,688,599

(1)	Intersegment revenues is comprised of transfers to the active pharmaceutical ingredients and intermediates segment and is accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items from local GAAP financial information to conform to the consolidated U.S. GAAP segment information. Such adjustments primarily relate to consolidation and other U.S. GAAP adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to formulations and is accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Segment reporting and related information (continued)
     Active pharmaceutical ingredients and intermediates
     Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.
     An analysis of gross profit for this segment is given below:

	Three months				Six months
	ended September 30,				ended September 30,
	2006		2007		2006		2007

Revenues from external customers	Rs.	2,538,459	Rs.	3,242,045	Rs.	4,635,749	Rs.	5,682,593
Intersegment revenues[1]		521,821		865,635		891,981		1,325,792
Adjustments[2]		(154,417)		(867,383)		(321,095)		(1,151,025)

Total revenues	Rs.	2,905,863	Rs.	3,240,297	Rs.	5,206,635	Rs.	5,857,360

Cost of revenues	Rs.	1,635,091	Rs.	2,309,955	Rs.	3,184,830	Rs.	3,945,518
Intersegment cost of revenues[3]		5,385		21,905		13,770		21,905

Adjustments[2]		78,504		(123,823)		207,844		(169,659)

		1,718,980	Rs.	2,208,037	Rs.	3,406,444	Rs.	3,797,764

Gross profit		1,419,804		1,775,820		2,329,130		3,040,962
Adjustments[2]		(232,921)		(743,560)		(528,939)		(981,366)

	Rs.	1,186,883	Rs.	1,032,260	Rs.	1,800,191	Rs.	2,059,596

(1)	Intersegment revenues is comprised of transfers to formulations, generics and custom pharmaceutical services and is accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items from local GAAP financial information to conform to the consolidated U.S. GAAP segment information. Such adjustments primarily relate to consolidation and other U.S. GAAP adjustments

(3)	Intersegment cost of revenues is comprised of transfers from the formulations segment to active pharmaceutical ingredients and intermediates segment and is accounted for at cost to the transferring segment.
     An analysis of revenue by geography is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2006		2007		2006		2007
North America	Rs.	437,458	Rs.	639,782	Rs.	857,849	Rs.	1,137,980
India		511,613		604,430		1,172,410		1,169,774
Europe		535,597		595,250		974,740		1,131,674
Others		1,431,236		1,302,075		2,247,353		2,349,326
		2,915,904		3,141,537		5,252,352		5,788,754
Adjustments[1]		(10,041)		98,760		(45,717)		68,606

	Rs.	2,905,863	Rs.	3,240,297	Rs.	5,206,635	Rs.	5,857,360

(1)	The adjustments represent reconciling items from local GAAP financial information to conform to the consolidated U.S. GAAP segment information. Such adjustments primarily relate to consolidation and other U.S. GAAP adjustments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Segment reporting and related information (continued)
     An analysis of revenues by key products is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2006		2007		2006		2007
Sertraline hydrochloride	Rs.	818,032	Rs.	208,035	Rs.	1,043,111	Rs.	290,067
Ciprofloxacin hydrochloride		146,710		238,174		450,035		418,657
Ramipril		231,979		253,352		419,039		456,094
Terbinafine HCl		168,077		149,582		273,266		214,135
Ranitidine HCl Form 2		109,006		75,141		227,160		174,367
Naproxen sodium		84,762		—		226,640		—
Finasteride		157,910		335,014		183,964		489,630
Naproxen		77,591		111,451		157,951		256,908
Ibuprofen		78,406		—		154,887		—
Olanzapine		51,232		230,136		127,170		270,430
Losartan potassium		58,273		79,966		110,734		160,934
Clopidogrel		50,505		140,442		106,513		310,321
Moxifloxacine		36,460		—		88,052		—
Nizatidine		47,768		136,982		84,602		242,019
Montelukast		22,526		110,552		81,129		270,389
Amlodipine besylate		—		90,081		—		300,224
Levofloxacin		—		69,681		—		87,660
Rabeprazole sodium		—		60,053		—		69,380
Others		766,626		951,655		1,472,382		1,846,145

	Rs.	2,905,863	Rs.	3,240,297	Rs.	5,206,635	Rs.	5,857,360

Generics
     Generics are generic finished dosages with therapeutic equivalence to branded formulations.
     An analysis of gross profit for the segment is given below.

	Three months ended				Six months ended
	September 30,				September 30,
	2006		2007		2006		2007
Revenues	Rs.	12,112,534	Rs.	4,173,740	Rs.	18,849,720	Rs.	8,385,105
Less:
Cost of revenues		7,388,762		1,679,001		11,293,539		3,550,620
Intersegment cost of revenues [1]		343,872		583,078		578,282		918,039

		7,732,634		2,262,079		11,871,821		4,468,659

Gross profit	Rs.	4,379,900	Rs.	1,911,661	Rs.	6,977,899	Rs.	3,916,446

(1)	Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the generics segment and are accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Segment reporting and related information (continued)
     Drug discovery
     The Company is involved in drug discovery through its research facilities located in the United States and India. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2006		2007		2006		2007
Revenues	Rs.	37,532	Rs.	7,702	Rs.	62,854	Rs.	25,792
Less:
Cost of revenues		37,532		20,888		62,854		38,343

Gross profit / (loss)		—	Rs.	(13,186)		—	Rs.	(12,551)

Research and development expenses	Rs.	185,835	Rs.	252,669	Rs.	356,199	Rs.	468,962

     Custom pharmaceutical services (“CPS”)
     The custom pharmaceutical services segment relates to contract research services and manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the customer’s requirements.

	Three months ended				Six months ended
	September 30,				September 30,
	2006		2007		2006		2007
Revenues	Rs.	1,668,149	Rs.	1,159,998	Rs.	3,086,464	Rs.	2,177,253
Less:
Cost of revenues		1,096,010		483,292		2,052,126		1,283,548
Intersegment cost of revenues [1]		83,095		129,032		126,115		129,032

		1,179,105		612,324		2,178,241		1,412,580

Gross profit	Rs.	489,044	Rs.	547,674	Rs.	908,223	Rs.	764,673

(1)	Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the custom pharmaceutical services and are accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Segment reporting and related information (continued)
a) Reconciliation of segment information to entity total

	Three months ended				Three months ended
	September 30, 2006				September 30, 2007
			Gross profit /				Gross profit /
	Revenues		(loss)		Revenues		(loss)
Formulations	Rs.	3,282,643	Rs.	2,239,197	Rs.	3,815,475	Rs.	2,782,545
Active pharmaceutical ingredients and intermediates		2,905,863		1,186,883		3,240,297		1,032,260
Generics		12,112,534		4,379,900		4,173,740		1,911,661
Drug discovery		37,532		—		7,702		(13,186)
Custom pharmaceutical services		1,668,149		489,044		1,159,998		547,674
Others		31,824		(6,751)		54,001		20,558

	Rs.	20,038,545	Rs.	8,288,273	Rs.	12,451,213	Rs.	6,281,512

	Six months ended				Six months ended
	September 30, 2006				September 30, 2007
			Gross profit /				Gross profit /
	Revenues		(loss)		Revenues		(loss)
Formulations	Rs.	6,817,478	Rs.	4,709,311	Rs.	7,866,670	Rs.	5,688,599
Active pharmaceutical ingredients and intermediates		5,206,635		1,800,191		5,857,360		2,059,596
Generics		18,849,720		6,977,899		8,385,105		3,916,446
Drug discovery		62,854		—		25,792		(12,551)
Custom pharmaceutical services		3,086,464		908,223		2,177,253		764,673
Others		64,800		(18,402)		122,090		(66,372)

	Rs.	34,087,951	Rs.	14,377,222	Rs.	24,434,270	Rs.	12,350,389

b) Analysis of revenue by geography
     The Company’s business is organized into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

	Three months ended				Six months ended
	September 30,				September 30,
	2006		2007		2006		2007
India	Rs.	2,429,671	Rs.	2,764,363	Rs.	4,822,185	Rs.	5,339,694
North America		10,195,574		2,913,553		15,052,028		5,488,439
Europe		3,847,981		3,515,678		7,095,011		7,179,412
Russia and other countries of the former Soviet Union		1,023,984		1,301,866		2,487,991		2,968,507
Others		2,541,335		1,955,753		4,630,736		3,458,218

	Rs.	20,038,545	Rs.	12,451,213	Rs.	34,087,951	Rs.	24,434,270

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Segment reporting and related information (continued)
  c) Analysis of property, plant and equipment by geography
     Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of March 31,		As of September 30,
	2007		2007
India	Rs.	10,061,138	Rs.	11,340,458
North America		1,701,157		1,563,544
Russia and other countries of the former Soviet Union		26,618		141,268
Europe		629,330		611,878
Others		9,555		942

	Rs.	12,427,798	Rs.	13,658,090

16. Subsequent events
Write-down of intangible assets acquired in betapharm
     During the quarter ended December 31, 2007, triggered by certain adverse market conditions such as decreases in market prices and an increasing trend in a new type of rebate being negotiated with SIC fund companies, and further affected due to supply constraints resulting in stock out situations, the Company tested its carrying value of betapharm intangibles for impairment. As a result of this review, the Company recorded a write-down of intangible assets of Rs.2,361,008 and adjusted the carrying value of product related intangibles as of December 31, 2007. The above write down relates to the Company’s generics segment. The Company’s impairment evaluation did not require any impairment to be recognized for goodwill.
Write-down of intangible assets acquired in Iberia acquisition
     In May 2006, the Company’s subsidiary, Reddy Pharma Iberia, S.A., acquired marketing authorizations and marketing authorization applications for certain specialty pharmaceutical products, along with the related trademark rights and physical inventories of the products, from Laboratorios Litaphar, S.A. (“Litaphar”) for a total consideration of Rs. 218,920 (Euro 3,740), including a contingent consideration of Rs.25,610. Litaphar, a Spanish company, was engaged in the promotion, distribution and commercialization of pharmaceutical products and chemical-pharmaceutical specialties. As a result of this acquisition, the Company acquired an opportunity to sell those products using their existing brand names through its generics sales and marketing network. During the quarter ended March 31, 2008, triggered by certain adverse market conditions such as decrease in sales and increase in cost of procurement, the Company tested carrying value of Litaphar intangibles for impairment. The fair values of these intangibles were determined based on a discounted cash flow approach. As a result of this review, the Company recorded a write-down of intangible assets amounting to Rs. 127,506 and adjusted the carrying value of product related intangibles as of March 31, 2008. The above write down relates to the Company’s generics segment.
Impairment of goodwill
     During the quarter ended March 31, 2008, the Company impaired goodwill amounting to Rs. 90,437 which relates to the Company’s drug discovery segment.
Acquisitions
     In April 2008, the Company acquired a unit of The Dow Chemical Company associated with its United Kingdom sites in Mirfield and Cambridge. The acquisition includes customer contracts, associated products, process technology, intellectual property, trademarks and the Dowpharma Small Molecules facilities located in Mirfield and Cambridge, United Kingdom. The Company also acquired a non-exclusive license to Dow’s Pfēnex Expression Technology™ for biocatalysis development.
     In April 2008, the Company acquired Jet Generici Srl, a company engaged in the sale of generic finished dosages in Italy.
     In April 2008, the Company acquired BASF SE’s pharmaceutical contract manufacturing business and its manufacturing facility in Shreveport, Louisiana, USA. The business involves contract manufacturing of generic prescription and OTC products for branded and generic companies in the United States. This business includes customer contracts, related ANDAs and NDAs, trademarks and the Shreveport manufacturing facility.

OPERATING AND FINANCIAL REVIEW
Three months ended September 30, 2007 compared to three months ended September 30, 2006
          The following discussion and analysis should be read in conjunction with the condensed consolidated financial statements and the related notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 on file with the SEC (our “Form 20-F”) and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes.
          This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.
     The following table sets forth, for the periods indicated, our consolidated revenues and gross margins by segment:

	Three months ended September 30, 2006						Three months ended September 30, 2007
						Gross						Gross
			Revenues	Gross		margin			Revenues	Gross		margin
	Revenues		% to	margin		% to	Revenues		% to	margin		% to
	(Rs. Millions)		total	(Rs. Millions)		sales	(Rs. Millions)		total	(Rs. Millions)		sales

Formulations	Rs.	3,282.6	16.4%	Rs.	2,239.2	68.2%	Rs.	3,815.5	30.7%	Rs.	2,782.5	72.9%
Active pharmaceutical ingredients and intermediates		2,905.9	14.5%		1,186.9	40.8%		3,240.3	26.0%		1032.3	31.9%
Generics		12,112.5	60.4%		4,379.9	36.2%		4,173.7	33.5%		1,911.7	45.8%
Drug discovery		37.5	0.2%		—	—		7.7	0.1%		(13.2)	(171.4%)
Custom pharmaceutical services		1,668.2	8.3%		489.0	29.3%		1,160.0	9.3%		547.7	47.2%
Others		31.8	0.2%		(6.7)	(21.1)%		54.0	0.4%		20.6	38.1%

Total	Rs.	20,038.5	100.0%	Rs.	8,288.3	41.4%	Rs.	12,451.2	100.0%	Rs.	6,281.5	50.4%

          The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Percentage of Sales		Percentage
	Three months ended		Increase/
	September 30,		(Decrease)
	2006	2007

Revenues	100.0	100.0	(37.9)
Gross margin	41.4	50.4	(24.2)

Selling, general and administrative expenses	18.3	32.2	9.3
Research and development expenses	2.0	6.5	101.6
Amortization expenses	2.0	3.3	1.8
Foreign exchange (gain)/loss	(0.3)	(2.1)	366.2
Operating income	19.3	10.5	(66.3)

Other (expense)/income, net	(1.6)	0.9	NC

Income before income taxes	17.6	11.4	(59.7)
Income tax benefit/(expenses)	(3.7)	10.0	NC
Net income	14.0	21.5	(4.5)

Revenues
•	Our overall revenues decreased by 37.9% from Rs.20,038.5 million in the three months ended September 30, 2006, as compared to Rs.12,451.2 million in the three months ended September 30, 2007.

•	Revenues from our formulations segment increased by 16.2% compared to the three months ended September 30, 2006. This increase was primarily driven by an increase in revenues from India, Russia and former CIS countries.

•	Revenues from our active pharmaceutical ingredients and intermediates (API) segment increased by 11.5% compared to the three months ended September 30, 2006. This increase was driven by a growth in revenues from our India, North America (United States and Canada) and Europe regions.

•	Revenues of our generics segment decreased by 65.5% compared to the three months ended September 30, 2006. The decline was primarily the result of a decline in revenues from sales of authorized generics products that we launched during the three months ended September 20, 2006. Excluding these products from both periods, revenues decreased by 17.8%.

•	Revenues in our CPS segment decreased by 30.5% compared to the three months ended September 30, 2006. This decrease was primarily on account of a decrease in sales of our key products naproxen and naproxen sodium.

•	The appreciation of of the Indian rupee against the U.S. dollar by approximately 13% (the average of daily rates for the three months ended September 30, 2007 over the average of daily rates for the three months ended September 30, 2006) resulted in a negative impact on sales because of the decline in rupee realization on sales made in U.S. dollars.
Segment analysis
          Formulations. In the three months ended September 30, 2007, this segment contributed 30.7% of our total revenues, as compared to 16.4% in the three months ended September 30, 2006. Revenues in this segment increased by 16.2% to Rs.3,815.5 million for the three months ended September 30, 2007, as compared to Rs.3,282.6 million for the three months ended September 30, 2006.
          Revenues from sales of formulations in India constituted 53.8% of our total formulations revenues for the three months ended September 30, 2007 compared with 57.6% for the three months ended September 30, 2006. Revenues from India increased by 8.6% to Rs.2,053.5 million for the three months ended September 30, 2007 from Rs.1,890.6 million for the three months ended September 30, 2006. This increase in revenues was on account of an increase in revenues of key brands such as Nise, our brand of nimesulide, Razo, our brand of rabeprazole, Stamlo, our brand of amlodipine, Leon, our brand of levofloxacin, and Omez, our brand of omeprazole. New products launched in India in the fiscal year commencing April 1, 2007 contributed Rs.47.2 million of revenues in the three months ended September 30, 2007.
          Revenues from sales of formulations outside India increased by 26.6% to Rs.1,762.0 million in the three months ended September 30, 2007 from Rs.1,392.1 million in the three months ended September 30, 2006. Revenues from sales of formulations in

Russia increased by 25.1% to Rs.979.8 million in the three months ended September 30, 2007 from Rs.783.2 million in the three months ended September 30, 2006. This increase was on account of higher revenues from sales of our key brands such as Nise, our brand of nimesulide, Ketorol, our brand of ketorolac, Omez, our brand of omeprazole and Enam, our brand of enalapril. Revenues from other former Soviet Union countries increased by 33.8% to Rs.322.1 million in the three months ended September 30, 2007 as compared to Rs.240.7 million in the three months ended September 30, 2006, primarily driven by an increase in revenues from sales of formulations in Ukraine, Belarus, and Kazakhstan.
          Active Pharmaceutical Ingredients and Intermediates. In the three months ended September 30, 2007, this segment contributed 26.0% of our total revenues compared to 14.5% in the three months ended September 30, 2006. Revenues in this segment increased by 11.5% to Rs.3,240.3 million in the three months ended September 30, 2007, as compared to Rs.2,905.9 million in the three months ended September 30, 2006.
          In the three months ended September 30, 2007, revenues from sales of API in India accounted for 21.7% of our revenues from this segment compared to 17.3% in the three months ended September 30, 2006. Revenues from sales of API in India increased by 40.2% to Rs.703.2 million in the three months ended September 30, 2007, as compared to Rs.501.6 million in the three months ended September 30, 2006. This increase was primarily due to an increase in revenues from sales of ciprofloxacin, clopidogrel and ramipril, and was partially offset by a decrease in revenues from sales of ranitidine and losartan.
          Revenues from sales of API outside India increased by 5.5% to Rs.2,537.1 million in the three months ended September 30, 2007 from Rs.2,404.3 million in the three months ended September 30, 2006. Revenues from North America increased by 46.2% to Rs.639.8 million in the three months ended September 30, 2007 from Rs.437.5 million in the three months ended September 30, 2006. This increase was primarily on account of an increase in revenues from sales of finasteride and olanzapine, which was partially offset by a decrease in revenues from sales of naproxen sodium and ibuprofen. Revenues from Europe increased by 11.1% to Rs.595.3 million in the three months ended September 30, 2007 from Rs.535.6 million in the three months ended September 30, 2006. The increase in revenues was mainly on account of sales of olanzapine, montelukast and sales of ibandronate sodium, which had not yet been launched in the three months ended September 30, 2006. This increase was partially offset by a decrease in sales of ramipril and finasteride. Revenues from other markets decreased by 9.0% to Rs.1,302.1 million in the three months ended September 30, 2007 from Rs.1,431.2 million in the three months ended September 30, 2006, primarily due to a decrease in revenues from Israel and Egypt, which was partially offset by an increase in revenues from South Korea, Turkey and Japan.
          Generics. In the three months ended September 30, 2007, this segment contributed 33.5% of our total revenues compared to 60.4% in the three months ended September 30, 2006. Revenues decreased by 65.5% to Rs.4,173.7 million in the three months ended September 30, 2007 from Rs.12,112.5 million in the three months ended September 30, 2006. Revenues from sales of generic products in North America decreased by 77.2% to Rs.2,074.5 million in the three months ended September 30, 2007 from Rs.9,082.3 million in the three months ended September 30, 2006. Excluding the revenues from sales of authorized generics, the revenues increased by 13.0% to Rs.1,439.7 million. This increase was primarily due to revenues from sale of ondansetron, our generic version of Zofran® launched in December 2006, of Rs.206.8 million and an increase in revenues from sale of citalopram.
          Revenues from sales of generic products in Europe decreased by 31.0% to Rs.2,086.9 million in the three months ended September 30, 2007, as compared to Rs.3,026.2 million in the three months ended September 30, 2006. The decrease was primarily on account of a decline in price realizations in Germany as well as the United Kingdom for key products in these countries.
     Custom Pharmaceutical Services (“CPS”). Revenues from our CPS segment decreased by Rs.30.5% to Rs.1,160.0 million in the three months ended September 30, 2007 from Rs.1,668.1 million in the three months ended September 30, 2006. This decrease was primarily on account of a decrease in sales of our key products naproxen and naproxen sodium.
Gross Margin
          Total gross margin decreased by 24.2% to Rs.6,281.5 million in the three months ended September 30, 2007 from Rs.8,288.3 million in the three months ended September 30, 2006. Total gross margin as a percentage of total revenues was 50.4% in the three months ended September 30, 2007, compared to 41.4% in the three months ended September 30, 2006.
          Formulations. Gross margin, as a percentage of sales of segment’s revenues, was 72.9% in the three months ended September 30, 2007 compared to 68.2% in the three months ended September 30, 2006. The increase in gross margin as a percentage of revenues was mainly due to a decrease in excise duty expense as a percentage of revenues on account of benefits realized from the full operation of a new plant situated at Baddi, India, which is a tax free zone. The increase in gross margin as a percentage of revenues was also on account of an increase in product prices in India, which increase was effective as of October 2006, and in Russia, which increase was effective as of June 2007. Gross margin increased by 24.3% to Rs.2,782.5 million for the three months ended September 30, 2007, from Rs.2,239.2 million for the three months ended September 30, 2006, which increase was in line with the increase in sales.

          Active Pharmaceutical Ingredients and Intermediates. Gross margin as a percentage of sales of this segment’s revenues decreased to 31.9% in the three months ended September 30, 2007, from 40.8% in the three months ended September 30, 2006. The decrease was primarily on account of the unfavorable impact of depreciation of the U.S. Dollar compared to the Indian Rupee, partially offset by sales of high margin products such as olanzapine and amlodipine. Gross margin decreased by 17.7 % to Rs.1032.3 million in the three months ended September 30, 2007 from Rs.1,186.9 million in the three months ended September 30, 2006.
          Generics. Gross margin as a percentage of sales of this segment’s revenues was 45.8% in the three months ended September 30, 2007 compared to 36.2% in the three months ended September 30, 2006. The increase in gross margin as a percentage of revenues was due to a decrease in contribution from low margin revenues from sales of authorized generics. These products contributed 64.4% of segment revenues in the three months ended September 30, 2006 compared to 15.2% of segment revenues in the three months ended September 30, 2007. The increase in gross margin as a percentage of revenues was also on account of sales of high margin ondansetron in North America. Gross margin decreased by 56.4% to Rs.1,911.7 million in the three months ended September 30, 2007 from Rs.4,379.9 million in the three months ended September 30, 2006, in line with decrease in sales.
          Custom Pharmaceutical Services (CPS). Gross margin, as a percentage of sales of this segment’s revenues was 47.2% in the three months ended September 30, 2007 compared to 29.3% in the three months ended September 30, 2006. This increase was on account of an increase in the proportion of revenues from our service business, partially offset by a decrease in sales of our high margin products naproxen and naproxen sodium. Gross margin increased by 12.0% to Rs.547.7 million in the three months ended September 30, 2007 compared to Rs.489.0 million in the three months ended September 30, 2006.
Selling, general and administrative expenses
          Selling, general and administrative expenses as a percentage of total revenues were 32.2% in the three months ended September 30, 2007 as compared to 18.3% in the three months ended September 30, 2006. Selling, general and administrative expenses increased by 9.3% to Rs.4,009.9 million in the three months ended September 30, 2007 from Rs.3,667.5 million in the three months ended September 30, 2006. This increase was largely due to an increase in legal and professional expenses due to various due diligence activities undertaken by us on prospective acquisitions, an increase in advertisement cost in our formulations segment due to advertisements for key products in Ukraine, Russia and Belarus, an increase in commission on sales, and an increase in selling expenses and shipping charges in line with the increase in our sales volumes. Employee costs also increased due to an increase in the number of employees at September 30, 2007 as well as annual raises and market corrections.
Research and development expenses
          Research and development expenses increased by 101.6% to Rs.809.6 million in the three months ended September 30, 2007 from Rs.401.5 million in the three months ended September 30, 2006. As a percentage of revenues, research and development expenditure accounted for 6.5% of total revenue in the three months ended September 30, 2007 as compared to 2.0% in the three months ended September 30, 2006. Under the terms of our research and development partnership with I-VEN Pharma Capital Limited (“I-VEN”), we received Rs.984.6 million in March 2005 to be applied to research and development costs in our generics segment, of which Rs.218.4 million was recognized as a reduction in research and development expenses for the three months ended September 30, 2006. For the three months ended September 30, 2007, we received Rs.27.1 million compared to Rs.123.2 million for the three months ended September 30, 2006 from Perlecan Pharma Private Limited (“Perlecan”) as reimbursement of expenses incurred by us in our discovery segment for the development of New Chemical Entities (“NCEs”) assigned to Perlecan under the terms of our research and development arrangement entered into during fiscal 2006. Excluding the impact of the above arrangements with I-VEN and Perlecan, research and development expenses have increased by 12.6% as compared to the three months ended September 30, 2006. The increase in research and development expenses was primarily on account of an increase in expenses in our active pharmaceutical ingredients and intermediates and generics segments, partially offset by a decrease in expenses in our discovery segment because of reduced activity.

Amortization expenses
          Amortization expenses increased by 1.8% to Rs.409.8 million in the three months ended September 30, 2007 from Rs.402.4 million in the three months ended September 30, 2006. The marginal increase in amortization expense during the current quarter (as compared to the quarter ended September 30, 2006) was primarily on account of increased amortization of the intangible relating to beneficial toll manufacturing contract. During the quarter ended March 31, 2007, pursuant to an amendment to the beneficial toll manufacturing contract, the useful life of the intangible asset was reduced.
Foreign exchange gain/loss
          Foreign exchange gain was Rs.255.3 million in the three months ended September 30, 2007 compared to a gain of Rs.54.8 million in the three months ended September 30, 2006. In the three months ended September 30, 2007, the rupee, compared to its opening value, appreciated by Rs.0.86 per U.S.$1.00. Our gain was primarily on account of mark to market gain as well as realized gains on derivative contracts, taken to hedge receivables and deposits, and translation gains of loans. This gain was partially offset by translation loss on deposits and translation and realization loss on receivables net of payables.
          In the three months ended September 30, 2006, the rupee appreciated by Rs.0.115 per U.S.$1.00. The gain for that period was on account of a gain on Short U.S.$/INR Forward Contracts taken to hedge receivables and a gain on packing credit in foreign currency. However, those gains were offset by losses on translation of receivables net of payables.
Operating income
          As a result of the foregoing, our operating income decreased to Rs.1,307.1 million for the three months ended September 30, 2007, as compared to Rs.3,873.4 million for the three months ended September 30, 2006.
Other expense/income, net
          In the three months ended September 30, 2007 our net other income, net of other expense, was Rs.111.5 million. Against this we had net other expense, net of other income, of Rs.321.2 million in the three months ended September 30, 2006. This was primarily due to net interest income of Rs.41.9 million in the three months ended September 30, 2007 compared to net interest expense of Rs.370.6 million in the three months ended September 30, 2006. Net interest income in the three months ended September 30, 2007 was on account of lower interest expense and higher interest income on fixed deposits. Lower interest expense in the three months ended September 30, 2007 was because of repayment of a €130 million loan during the six months ended September 30, 2007 and reduced demand loans taken towards working capital requirements during the three months ended September 30, 2007. Higher interest income resulted from increased investments in fixed deposits.
Income before income taxes and minority interest
     As a result of the foregoing, income before income taxes and minority interest decreased to Rs.1,422.1 million in the three months ended September 30, 2007 compared to Rs.3,530.8 million in the three months ended September 30, 2006.
Income tax benefit/expense
     We had income tax benefit of Rs.1,248.5 million in the three months ended September 30, 2007 compared to income tax expense of Rs.737.1 million in the three months ended September 30, 2006. Income tax benefit in the three months ended September 30, 2007 was on account of a reversal of Rs.1,408.4 million of deferred tax liability created in betapharm because of reduction in tax rates in Germany.
Net income
     As a result of the above, our net income decreased to Rs.2,671.6 million for the three months ended September 30, 2007 compared to Rs.2,797.7 million for the three months ended September 30, 2006.

Critical Accounting Policies
          Critical accounting policies are those most important to the portrayal of our financial condition and result and require the most exercise of our judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements.
          Accounting estimates
          While preparing financial statements, we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of revenues and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecasted and even the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recent available information. Specifically, we make estimates of:
•	the useful life of property, plant and equipment and intangible assets;

•	impairment of long-lived assets, including identifiable intangibles and goodwill;

•	our future obligations under employee retirement and benefit plans;

•	allowances for doubtful accounts receivable;

•	inventory write-downs;

•	allowances for sales returns; and

•	valuation allowance against deferred tax assets.
          We depreciate the value of property, plants and equipment over their useful lives using the straight-line method. Estimates of useful life are subject to change in economic environments and different assumptions. Assets under capital leases are amortized over their estimated useful life or lease terms, as appropriate. We review long-lived assets, including identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors, such as changes in the planned use of buildings, machinery or equipment or lower than anticipated sales for products with capitalized rights, could result in shortened useful lives or impairment.
          In accordance with applicable Indian laws, we provide a defined benefit retirement plan (“Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with us. Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. In calculating the expense and liability related to the plan, assumptions are made about the discount rate, expected rate of return on plan assets, withdrawal and mortality rates and rate of future compensation increases, as determined by us, within certain guidelines. The assumptions used may differ materially from actual results, resulting in significant impact on the amount of expense recorded by us.
          We make allowance for doubtful accounts receivable, including receivables sold with recourse, based on the present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Actual losses due to doubtful accounts may differ from the allowances made. However, we believe that such losses will not materially affect our consolidated results of operations.
          We provide for inventory obsolescence, expired inventory and inventories with carrying values in excess of realizable values based on our assessment of future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demand are less favorable than our estimates, additional inventory write-downs may be required. In all cases, inventory is carried at the lower of historical cost or realizable value.
          Revenue recognition
          Product sales
          Revenue is recognized when significant risks and rewards with respect to ownership of products are transferred to the customer, generally stockists or formulations manufacturers, and when the following criteria are met:
•	Persuasive evidence of an arrangement exists;

•	The price to the buyer is fixed and determinable; and

•	Collectibility of the sales price is reasonably assured.
          Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by our consignment and clearing and forwarding agent. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized upon dispatch of the products to customers from our factories. Revenue from export sales is recognized when significant risks and rewards are transferred to the customer, generally upon shipment of the products.
          Revenue from product sales include excise duties and is shown net of sales tax and applicable discounts and allowances.
          Sales of formulations in India are made through clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of formulation products are transferred by us when the goods are shipped to stockists from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.
          Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers, generally formulation manufacturers, from the factories. Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from us or our consolidated subsidiaries.
          We have entered into marketing arrangements with certain marketing partners for the sale of goods. Under such arrangements, we sell generic products to our marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to our marketing partners, as all the conditions under Staff Accounting Bulletin No.104 (“SAB 104”) are then met. Subsequently, the marketing partners remit an additional amount upon subsequent sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by us when the realization is certain under the guidance in SAB 104.
          We have entered into certain dossier sales, licensing and supply arrangements that include certain performance obligations. Based on an evaluation of whether or not these obligations are inconsequential or perfunctory, we defer the upfront payments received towards these arrangements. Such deferred amounts are recognized in the income statement in the period in which we complete our remaining performance obligations.
          Sales of generic products are recognized as revenue when the products are shipped and title and risk of loss passes to the customers. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is sold to customers and the price at which it is procured from us. Provision for such chargebacks are accrued and are estimated based on the historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers and other customers and the wholesaler’s average inventory holding. Such provisions are recorded as a reduction of accounts receivable.
          We account for sales returns in accordance with SFAS 48 by establishing an accrual in an amount equal to our estimate of sales recorded for which the related products are expected to be returned.
          We deal in various products and operate in various markets and our estimate is determined primarily by our experience in these markets for the products. For returns of established products, we determine an estimate of the sales returns accrual primarily based on our historical experience regarding sales returns. Additionally, other factors that we consider in our estimate of sales returns include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, introductions of generic products and introductions of competitive new products to the extent each of them has an impact on our business and markets. We consider all of these factors and adjust the accrual to reflect actual experience.
          In respect of certain markets, we consider the level of inventory in the distribution channel and determine whether an adjustment to our sales return accrual is appropriate. For example, if the level of inventory in the distribution channel increases, we analyze the reasons for the increase, and if the reasons indicate that sales returns will be larger than expected, we adjust the sales returns accrual. Further, the products and markets in which we operate have a rapid distribution cycle, and therefore, products are sold to the ultimate customer within a very short period of time. As a result, the impact of changes in levels of inventory in the distribution channel historically has not caused any material changes in our return estimates. Further, we have not had any significant product recalls / discontinuances within our product portfolio, which could potentially require us to make material changes to our estimates.
          With respect to new products that we introduce, they are either extensions of an existing line of products or in a general therapeutic category where we have historical experience. Our new product launches have historically been in therapeutic categories where established products exist and are sold either by us or our competitors. We have not yet introduced products in any new therapeutic category where the acceptance of such products is not known. The amount of sales returns for our newly launched products are not significantly different from current products marketed by us, nor are they significantly different from the sales returns of our competitors as we understand them to be based on industry publications and discussions with our customers. Accordingly, we do not expect sales returns for new products to be significantly different than expected sales returns of current products. We evaluate the sales returns of all of the products at the end of each reporting period and necessary adjustments, if any, are made. However, to date, no significant revision has been determined to be necessary.
          License fees
          Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where we have no future obligations or continuing involvement pursuant to such milestone payment. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Furthermore, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront license fees are amortized over the development period in proportion to the milestone payments received. In the event that the development is discontinued, the corresponding amount of deferred revenue is recognized in the income statement in the period in which the project is effectively terminated.
          Service income
          Income from services, which primarily relates to contract research, is recognized as the related services are performed in accordance with the terms of the contract, as all the conditions under SAB 104 are met. Arrangements with customers for contract research and other related services are either on a fixed price, fixed timeframe or a time and material basis.
          Stock Based Compensation
          We use the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect our best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of our control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if we use different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.
          The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Three months ended September 30,		Six months ended September 30,
	2006	2007*	2006	2007
Dividend yield	—	—	0.4%	0.75%
Expected life	—	—	12-78 months	12-48 months
Risk free interest rates	—	—	4.5 – 7.5%	7.8-8.2%
Volatility	—	—	23.4 – 50.7%	28.4 – 32.7%

*	No grants were made during the three months ended September 30, 2006 and 2007.
          Prior to April 1, 2006, we accounted for our stock-based compensation plans under SFAS 123. On April 1, 2006, we adopted SFAS No. 123(R) (revised 2004), “Share Based Payment” (“SFAS No. 123(R)”) under the modified-prospective application. Under the modified-prospective application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after adoption.
          Under SFAS.No. 123 we had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123(R), on April 1, 2006, we estimated the forfeiture of the outstanding unvested stock options as of April 1, 2006 and have recognized a gain of Rs.14,806 on account of cumulative effect adjustments for estimating forfeitures rather than actual forfeitures. For the six months ended September 30, 2006 and 2007, an amount of Rs.84,058 and Rs.107,664, respectively, has been recorded as total employee stock-based compensation expense.

     Functional Currency
     Our foreign subsidiaries have different functional currencies, determined based on the currency of the primary economic environment in which they operate. For subsidiaries that operate in a highly inflationary economy, the functional currency is determined as the Indian rupee. Due to various subsidiaries operating in different geographic locations, a significant level of judgment is involved in evaluating the functional currency for each subsidiary.
     With respect to our foreign subsidiaries which market our products in their respective countries/regions, the functional currency has been determined as the Indian rupee, based on an individual and collective evaluation of the various economic factors listed below.
     The operations of these foreign subsidiaries are largely restricted to importing finished goods from us in India, sale of these products in the foreign country and remitting the sale proceeds to us. The cash flows realized from the sale of goods are readily available for remittance to us and cash is remitted to us on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from us. The financing of these subsidiaries is done directly or indirectly by us.
     With respect to other subsidiaries, the functional currency is determined as the local currency, meaning the currency of the primary economic environment in which the subsidiary operates.
     Income Taxes
     As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Additionally, the provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.
     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. Deferred taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider the scheduled reversal of the projected future taxable income and tax planning strategy in making this assessment. If we estimate that the deferred tax assets cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made.
     Litigation
     Additionally, we are involved in other dipsutes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters, that arise from time to time in the ordinary course of business. In consultation with our counsel, we assess the need to accrue a liability for such contingencies and record a reserve when we determine that a loss related to a matter is both probable and reasonably estimable. Because litigation and other contingencies are inherently unpredictable, our assessment can involve judgments about future events.

Liquidity and Capital Resources
     We have primarily financed our operations through cash flows generated from operations and short-term borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.
     As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.
     The following table summarizes our statements of cash flows for the periods presented:

	Six months ended September 30,
	2006		2007		2007
	(Rs.in millions, U.S.$ in thousands)
Net cash provided by/(used in):
Operating activities	Rs.	2,780.7	Rs.	2,244.7	U.S.$	56,471
Investing activities		(594.3)		(2,899.3)		(72,941)
Financing activities		(795)		(8,055.7)		(202,661)

Net increase/(decrease) in cash and cash equivalents	Rs.	1,391.4	Rs.	(8,710.4)	U.S.$	(219,131)

Effect of exchange rate changes on cash	Rs.	(228.5)	Rs.	(825.7)	U.S.$	(20,775)

Cash Flow From Operating Activities
     The net cash provided by operating activities decreased to Rs.2244.7 million for the six months ended September 30, 2007 as compared to Rs.2,780.7 million for the six months ended September 30, 2006.
     Net cash provided by operating activities for the six months ended September 30, 2007 consisted primarily of net income of Rs.4,496.7 million, an adjustment for non-cash items of Rs.337 million and an increase in working capital of Rs.2,589 million
     The increase in working capital was caused by an increase in receivables of Rs.1,085, an increase in inventories of Rs.2,320 million and an increase in other assets of Rs.1,959 million and also by a decrease in accrued expense of Rs.957 million, partly offset by an increase in trade payables of Rs.1,852 million and other liabilities of Rs.1,873 million.
Cash Flow From Investing Activities
     Net cash used in investing activities was Rs.2,899.3 million for the six months ended September 30, 2007, as compared to Rs.594 million for the six months ended September 30, 2006. This increase was primarily on account of additional expenditures on property, plant and equipment of Rs.2,261 million, acquisition of intangible assets of Rs.250 million, and net purchase of investment securities of Rs.987 million, which was partly offset by the release of restricted cash of Rs.586 million as a result of repayment of long term debt.
Cash Flows From Financing Activities
     Net cash used in financing activities for the six months ended September 30, 2007 increased by Rs.8,055.7 million as compared to Rs.795 million for the six months ended September 30, 2006. The increase was primarily due to repayment of bank borrowings and long term debt of Rs.1,306 million and Rs.6,021 million, respectively. In addition, during the three months ended September 30, 2007, we made a dividend payment to shareholders of Rs.737 million.
     The following table provides a list of our principal debts outstanding as of September 30, 2007:

	Principal Amount				Interest Rate
	(Rs.in millions, U.S.$ in thousands )
Debt
Short-term borrowings from banks	Rs.	1841.58	U.S $	46,329	LIBOR + 50 - 65bps for FC denominated loans and
Long term loan		14,508.93		365,005	EURIBOR + 70 Bps

Total	Rs.	16,350.51	U.S $	411,334

Trend information
     Formulations. According to the Operations Research Group International Medical Statistics (“ORG IMS”) in its November 2007 Moving Annual Total (“MAT”) report, our sales of formulations in India had a growth rate of 13%, as compared to the industry growth rate of 12.3% in India. We launched 25 new products (including line extensions) in India during the fiscal year ended March 31, 2008. We expect to grow at a rate higher than the pharmaceutical industry growth rate in India.
     The Drugs Consultative Committee in India, have identified a list of combination drugs being marketed in India for withdrawal of license. Subsequent to this, a committee, chaired by Drugs Controller General of India and comprised of the Director General of the Indian Council of Medical Research and medical experts from hospitals and the pharmaceutical industry are reviewing the matter to propose guidelines for approval of combination drugs in India.
     The competitive environment in the developing markets outside of India is changing, with most countries having moved or moving towards recognizing product patents. This implies that the new product launches in the future will depend either on the innovator patent expirations or developing non-infringing processes and/or invalidating the patents. Further, the governments in several countries are in the process of implementing various healthcare reforms to promote the consumption of generic drugs in order to contain their healthcare costs. This will present growth opportunities in several of these markets though we could witness reductions in the reimbursement prices. However, an increasing number of patent expirations over the next few years and changing demographic conditions also present additional growth opportunities. As part of our global business development program, we will continue to explore in-licensing and other opportunities to strengthen our product pipeline.
     Among our international markets, Russia is our single largest market. As per Pharmexpert estimates, the pharmaceutical market in Russia is expected to grow by 5% year-on-year. Pursuant to the Dopolnitelnoye lekarstvennoye obespechenoye (“DLO”) program, the Russian government purchases drugs for free distribution to low income individuals. There is growing interest for consolidation in the manufacturing segment. Recent transactions in the manufacturing segment include the acquisition of Akrikhin (Polpharma) by Gideon Richter and the acquisition of Makiz Pharma by Stada-Nizhpharm. There is also growing interest for consolidation in the distribution segment as well. In 2008, we expect several new state social programs and measures to be introduced. Such measures could include: allocation of higher financing to healthcare; extension of the reimbursement list; and new government programs to support domestic producers. Recently, the Russian government created the Department of Domestic Pharmaceuticals Industry within the Ministry of Industry and Energy (“MIE”) to implement such programs and measures. Our new product launches in the fiscal year ended March 31, 2007 and the fiscal year ended March 31, 2008, which were through a combination of owned as well as in-licensed products, are contributing to our growth in Russia. As per the Pharmexpert September 2007 Moving Annual Total report, overall market growth in Russia was at 25.5%. Our entry into the hospital and over-the-counter segments also added to our growth in Russia. We have consistently maintained the 15th rank in the Russian market for the entire year and expect our growth momentum to continue in Russia as a result of the above initiatives. We are also focusing on driving growth in other countries in the former Soviet Union, as well as Venezuela, Brazil, South Africa and China.
     We expect that we will continue to market our existing oncology and biotech products and develop additional products in this category. The success of our existing products is contingent upon the extent of competition in this category. In April 2007, we launched our second biotechnology product, RedituxTM, Dr. Reddy’s brand of rituximab, a monoclonal antibody used in the treatment of Non-Hodgkin’s Lymphoma. We expect to continue with our investments in building the infrastructure and capabilities for the development and launch of additional biogenerics in the less regulated markets in the next few years. Longer-term, we intend to target launches in the regulated markets as and when the regulatory pathway becomes clear in these markets.
     Active Pharmaceutical Ingredients and Intermediates. In this segment, we are focused on increasing our level of customer engagement in key markets globally to market additional products from our product portfolio to key customers. We are also focused on identifying unique product opportunities in key markets and protecting them through patenting strategies. As of December 31, 2007, we had a pipeline of 110 drug master files (“DMFs”) in the United States. With patent expirations in several markets in the next few years, we intend to promote growth in the fiscal year ended March 31, 2008 and beyond by leveraging our portfolio of markets and products. The success of our API products in our key markets is contingent upon the extent of competition in the generics market, and we anticipate that such competition will continue to be significant.
     Generics. In this segment, we are focused on the regulated markets of North America (the United States and Canada) and Europe. In the United States, in the fiscal year ended March 31, 2008, we launched 9 new products. Our sales in the fiscal year ended March 31, 2008 are expected to be lower than in the fiscal year ended March 31, 2007 primarily due to the significant revenues in the fiscal year ended March 31, 2007 from the launch of fexofenadine, the generic version of Allegra® (launched at risk in April 2006), simvastatin, the authorized generic version of Zocor®, finasteride 5 mg, the authorized generic version of Proscar®, and 180-day marketing exclusivity in ondansetron, the generic version of Zofran®. The prices and volume of all these products have decreased significantly in the fiscal year ended March 31, 2008 following the expiration of the 180-day marketing exclusivity period. However, in the case of fexofenadine, the volumes increased significantly as we captured significant market share. In the fiscal year ended March 31, 2008, sales of finasteride 5 mg tablets benefited from our commencement of sales to the U.S. government. We also commenced sales in the private label over-the-counter segment with ranitidine 150 mg tablets and cetrizine tablets. We intend to expand our portfolio over the next few years by adding solid dosages forms as well as alternate dosage forms of each product through alliances to compliment our internal product development effort. We are also expanding our presence in Canada by leveraging the infrastructure and assets that we have established for the U.S. market. The success of our existing products is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant. As of December 31, 2007, we had 73 ANDAs pending approval (including ANDAs through alliances with third parties) with the U.S. FDA. This included about 35 patent challenges. The launch of these products is contingent upon the successful outcome of litigation related to such products.
     In the United Kingdom, we did not have any significant product launches in the fiscal year ended March 31, 2008.
     In Germany, the government passed the Economic Optimization of the Pharmaceutical Care Act (AVWG), which became effective May 1, 2006. In addition, a new list of products for which the co-payment fee is waived came into effect in Germany from November 1, 2006. As a response to this legislation, some of the leading pharmaceutical companies in Germany announced aggressive price cuts and we responded with significant price cuts on those of our products subject to the new regulations. Further, in the three months ended March 31, 2007, we witnessed supply constraints from our lead supplier. We have re-negotiated the supply agreement with the lead supplier, Salutas Pharma AG whereby we have converted the agreement to a non-exclusive supply arrangement allowing us the flexibility to move individual products out of Salutas. While the products are transferred out of Salutas to alternate manufacturing locations, Dr. Reddy’s agreed to pay higher costs for the supplies which will be reflected in the results in the fiscal year ended March 31, 2008. The German government passed the Statutory Health Insurance — Competition Strengthening Act (GKV-WSG), which became effective April 1, 2007, which makes it mandatory for the pharmacist to dispense products which were under rebate contracts with insurance companies, subject to certain conditions. As a result, the insurance companies have started negotiating for higher rebates with several manufacturers. We have also started paying higher rebates to insurance companies in the fiscal year started April 1, 2008. Due to a combination of supply constraints due to inconsistent supplies from our current supplier, on-going price reductions and higher rebates, there has been a significant impact on the financial results of betapharm in the fiscal year ended March 31, 2008. As of December 31, 2007, we have obtained site transfers for 33 products, including 6 products to our facilities in India. We target to transfer all the products out of Salutas by the middle of calendar year 2008. While the market will continue to remain competitive, we will target to improve the market share on the back of assured supplies, new launches and cost savings from the manufacture of products in India. The future growth of betapharm is based on the continued success of our existing products which are contingent upon the extent of competition in the German market, changes in the market dynamics due to the AVWG, GKV-WSG and additional healthcare reforms further impacting the pricing, the successful transfer of key products out of Salutas to alternate supply locations, the competitive environment for our key products as well as successful new product introductions.
     Custom Pharmaceutical Services. In the fiscal year ended March 31, 2008, we witnessed some supply constraints in the raw material for one of the our key products manufactured at our facility in Mexico. As a result, we were not able to service part of the customer requirements during the quarter ended June 30, 2007. We have commissioned a facility in India to supply raw materials to our facility in Mexico. Excluding the revenues from our facility in Mexico, our revenues have increased significantly year-on-year as we continue to expand the portfolio of relationships and projects with large pharmaceutical companies and emerging pharmaceutical and biotechnology companies. In the fiscal year ended March 31, 2008, our revenues from our facility in Mexico have declined significantly as we benefited from one-time revenues in the fiscal year ended March 31, 2007. Overall, we expect to grow this business on the strength of expanding customer relationships. In addition, we are also actively pursuing inorganic growth opportunities in this segment.
     Drug Discovery. Currently, we have a pipeline of 4 NCEs of which 3 are in clinical development and 1 is in pre-clinical development. One such NCE has been assigned to Perlecan, under the terms of our research and development arrangement with Perlecan entered into during the year ended March 31, 2006, one NCE is under a co-development arrangement with Denmark based Rheoscience A/S and one NCE is under a co-development arrangement with Clintech International. In August 2007, Rheoscience A/S and Dr. Reddy’s announced the commencement of the Phase III clinical trials for Balaglitazone (DRF 2593), which is an insulin sensitizer that acts as a partial PPAR (peroxisome proliferator-activated receptor) gamma agonist. The study is the first in a series of planned Phase III trials which will investigate the safety and efficacy of Balaglitazone, as an oral anti-diabetic drug. As we make progress in advancing our pipeline through various stages of clinical development, we are building capabilities in drug development. We believe this will help to enhance the value of our NCE assets. We expect to further complement our internal research and development efforts by pursing strategic partnerships and alliances in our key focus areas.
     Specialty. We are currently in the research and development phase of our specialty pharmaceuticals business, which may become a separate segment at some point in the future. We have in-licensed the distribution rights for two U.S.FDA approved products. We are working with a development partner on a third product. We are preparing for the commercial launch of this business in fiscal year 2009. We are also pursuing various strategic alternatives including in-licensing, and acquisition to accelerate the business to critical mass with profitable and sustainable growth.
     Research and Development Expenses. In the fiscal year ended March 31, 2007, our research and development investments benefited from the recognition of income under the Perlecan and I-VEN agreements described above. The income recognition under the agreement with I-VEN was completed in the fiscal year ended March 31, 2007. Based on our historical research and development expense trends, our research and development expenses are expected to be higher in the second half of the fiscal year ended March 31, 2008 as compared to first half of the fiscal year ended March 31, 2008.

Recent Developments
     In July 2007, we launched Glimy MPTM (glimepiride + metformin + pioglitazone) in India, available in dosages of 1 mg (Glimy MP1) and 2 mg (Glimy MP2) in sizes of 10 tabs/strip and 10 strips/pack. This product launch entered us into the market for triple drug combination oral hypoglycemic agents used in the management of type 2 diabetes and is an approach to intensive glycemic control.
     In August 2007, we commenced the first phase III trial of Balaglitazone (DRF 2593) in association with Rheoscience, a Danish biopharmaceutical company focused on the discovery and development of novel pharmaceutical products for treatment of metabolic diseases and announced that the first patient had been dosed in Phase III study with balaglitazone, an insulin sensitizer acts as a partial peroxisome profilerator-activated receptor( “PPAR”) gamma agonist. The Phase III study investigated the safety and efficacy of Balaglitazone, as an oral anti-diabetic drug. Balaglitazone is being developed under a co-development agreement between us and Rheoscience in Denmark, in which Rheoscience will retain the marketing rights to European Union and China and the marketing rights in the territories of United States and rest of the world retain with us.
     In September 2007, we launched Ebernet (eberconazole 1% cream) in India and entered into the Rs.1,000 million topical anti-fungi market with an innovative first to launch formulation having superior penetration properties indicated in the treatment of superficial fungal infections. Ebernet is available in a 10gm pack and is a licensed brand from the original innovator company, Salvat Laboratories of Spain.
     We were granted final approval by the U.S. FDA for our Abbreviated New Drug Application (“ANDA”) for Ranitidine (Zantac®), a 150 mg tablet (over the counter). We were the only generic manufacturer to receive the U.S. FDA approval for this product following the expiration of the innovator’s patents in the United States. Our over the counter business unit intends to launch a store brand for this product in the United States.
     We expanded the Company’s presence in the Association of Southeast Asian nations (ASEAN) region by opening our 41st overseas office in Manila, Philippines in partnership with Britton Marketing corporation, a sister company of Britton Distributions, Inc. This office will serve the U.S.$1.8 billion Phillipines pharmaceutical market. We initially intend to target theraupetic areas like cardiology, diabetology, gastroenterology and pain management with first phase launches of major brands like Omez (omeprazole), Stamlo M (amlodipine maleate), Resilo (losartan), Reclide (glicazide), Cardiopril (ramipril), Rafree (meloxicam), Ciprolet (ciprofloxacin) and Finest (finasteride).
     In November 2007, we achieved a milestone in our development program in association with Argenta Discovery Limited, a UK respiratory drug manufacturer, targeting a novel disease-modifying approach to treat the underlying cause of certain chronic respiratory diseases like chronic obstructive pulmonary disease (COPD) and severe asthma. The license agreement announced in February 2006 between us and Argenta Discovery Limited provided for collaboration to identify clinical candidates against undisclosed but proven anti-inflammatory drug targets and we believe we have made significant progress with this collaboration by achieving this candidate drug to proceed into pre-clinical development.
     We entered into an exclusive supply collaboration agreement for ten years to advance the clinical development of SYGNIS’ lead product candidate “AX 200”, a biological molecule in the development of products to treat strokes and other neurodegenerative disorders with SYGNIS Pharma AG of Germany, which is a company focused on the research, development and marketing of innovative therapies for the treatment of neurodegenerative diseases like stroke, amyotrophic lateral sclerosis, Huntington’s Disease and neurological disorders resulting from injury such as trauma of the brain or spinal cord. The agreement secures the supply of “AX 200” far beyond the clinical development providing a solid basis for our anticipated marketing of the compound.
     In January 2008, we launched Supanac, a diclofenac potassium immediate release 50 mg tablet in India, increasing our offering in the Rs.27,000 million (U.S.$688 Million) NSAID market. Supanac is in-licensed from Applied Pharma Research (APR), Switzerland, and is used for pain management. It is a patented product developed by dynamic buffered technology, which we believe makes it a superior formulation of diclofenac, ensuring faster pain relief.
     We settled a litigation with Novartis Pharma AG by entering into a settlement agreement with Novartis pursuant to which the parties filed a stipulation of dismissal of lawsuits in the United States relating to the Abbreviated New Drug Application (“ANDA”) filed by us for a generic version of rivastigmine tartate capsules sold under the trade name Exelon, a generic version of the Novartis product indicated for the treatment of mild moderate Alzheimer’s disease dementia. The terms of the settlement agreement require us to refrain from launching a generic version of rivastigmine tartate capsules until sometime before the expiration of the Orange Book patents held by Novartis with respect to rivastigmine tartate.
     In February 2008, we entered into an agreement with SkyePharma PLC to undertake a feasibility study of a product utilizing two of SkyePharma’s proprietary drug delivery systems. The costs of this study will be paid by us. SkyePharma will also receive an up-front payment. If the feasibility study is successful, full development activities will begin later in 2008.

     In April 2008, we acquired from The Dow Chemical Company (NYSE:DOW) a portion of Dowpharma Small Molecules business associated with its United Kingdom sites in Mirfield and Cambridge.The acquisition includes relevant customer contracts, associated products, process technology, intellectual property, trademarks and the Dowpharma Small Molecules facilities located in Mirfield and Cambridge, United Kingdom. The two sites and the business employ approximately 80 people. We also acquired a non-exclusive license to Dow’s Pfēnex Expression Technology™ for biocatalysis development.
     In April 2008, we acquired Jet Generici Srl, a company engaged in the sale of generic finished dosages in Italy, through our Italian subsidiary, Reddy Pharma Italia SpA. Reddy Pharma Italia SpA has been engaged in building a pipeline of registrations since its incorporation on October 13, 2006. The acquisition of Jet Generici Srl provides us with access to an essential product portfolio, a pipeline of registration applications, and a sales and marketing organisation.
     In April 2008, we acquired BASF SE’s pharmaceutical contract manufacturing business and its manufacturing facility in Shreveport, Louisiana, USA. The business involves contract manufacturing of generic prescription and OTC products for branded and generic companies in the United States. BASF SE’s pharmaceutical contract manufacturing business includes customer contracts, related ANDAs and NDAs and trademarks as well as the Shreveport facility which is designed to manufacture solid, semi-solid and liquid dosage forms and employs approximately 150 people.
Recently issued accounting pronouncements
     In September 2006, the Financial Accounting Standard Board (FASB) issued SFAS No.157, Fair Value Measurements (SFAS 157). SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 provides guidance on determination of fair value, and lays down the fair value hierarchy to classify the source of information used in fair value measurements. We will be required to adopt this new standard for the fiscal year beginning April 1, 2008. We are currently evaluating the requirements of SFAS 157 and have not yet determined the impact adoption of this standard will have on our consolidated financial statements.
     In February 2007, the Financial Accounting Standards Board released FASB 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We will be required to adopt this new standard for the fiscal year beginning April 1, 2008. We are currently evaluating the requirements of SFAS 159 and have not yet determined the impact adoption of this standard will have on our consolidated financial statements.
     In June 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities. EITF Issue No. 07-3 provides guidance concerning the accounting for non-refundable advance payments for goods and services that will be used in future research and development activities and requires that they be expensed when the research and development activity has been performed and not at the time of payment. The provisions of EITF Issue No. 07-3 are effective for fiscal years beginning after December 15, 2007, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. We are currently evaluating the impact of adopting EITF Issue No. 07-3 on our consolidated financial statements.
     In December 2007, FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141R). This Statement replaces SAFS No. 141, Business Combinations. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquiree, at the acquisition date, measured at their fair value, with limited exceptions specified in the statement. In a business combination achieved in stages, this Statement requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquiree at full amounts of their fair values. This Statement requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. We will be required to apply this new statement prospectively to business combinations consummated in fiscal years beginning after December 15, 2008. Early adoption is prohibited.
     In December 2007, FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement requires the recognition of a non-controlling interest as equity in the consolidated financial statements and separate from the parent’s equity. Purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. We will be required to adopt this new statement prospectively to all non-controlling equity interests, including any that arose before the effective date, for fiscal years beginning after December 15, 2008. Early adoption is prohibited.
     In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. The

Standard requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS 133 and effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows .We will be required to adopt this new standard prospectively, for fiscal years beginning after November 15, 2008. We are currently evaluating the requirements of SFAS 161 and have not yet determined the impact this standard may have on our consolidated financial statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

Date: June 5, 2008	By:	/s/ Saumen Chakraborty Name: Saumen Chakraborty
Title: Chief Financial Officer